Bear Stearns Prime Money Market Fund

ANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter to Shareholders

5 Understanding Your Fund's Expenses

5 Comparing Your Fund's Expenses
   With Those of Other Funds

6 Statement of Investments

9 Statement of Assets and Liabilities

10 Statement of Operations

11 Statement of Changes in Net Assets

12 Financial Highlights

13 Notes to Financial Statements

19 Report of Independent Registered
   Public Accounting Firm

20 Information About the Review and Approval
   of the Fund's Investment Advisory Agreement

24 Board Members Information

26 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Bear Stearns Prime Money Market Fund for the 12-month period ended March 31, 2005. During the reporting period, the fund produced a yield of 1.53%, which, after taking into account the effects of compounding, results in an effective yield of 1.54%.[1,2]

The Economy

Although the U.S. economy appeared to be growing moderately during the first quarter of 2004, labor markets remained persistently weak, and inflation remained near historically low levels. At the time, the Federal Reserve Board (the "Fed") indicated that it could be "patient" before moving away from the aggressively accommodative monetary policy of the past several years.

In April 2004, just after the reporting period began, an unexpectedly strong employment report and rising energy prices rekindled investors' concerns that inflationary pressures might be reemerging, and money market yields began to rise at the longer end of the maturity spectrum. At the same time, longer-term bond prices fell sharply as investors revised their inflation expectations higher.

While the Fed left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured," and investors began to anticipate that the Fed might tighten monetary policy as early as the next meeting of the Federal Open Market Committee ("FOMC") in June. Indeed, on June 30 the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets had already reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. As a result, longer-term bond prices rallied and their yields fell. Money market yields rose, however, when the Fed again increased the federal funds rate at the August and September FOMC meetings.

Economic activity continued to gather momentum in the fall of 2004, and energy prices hit their 2004 peak in October amid rising global demand for a limited supply of oil and gas. In November, the end of the contentious presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December 2004 FOMC meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. Indeed, it was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate another 25 basis points to 2.5% at its FOMC meeting in February 2005. The seventh rate hike of the current tightening cycle followed in late March, just before the end of the reporting period. In its announcement of the rate increase the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with additional evidence of economic strength, caused investors to revise upward their estimates of how much more tightening the Fed has in store. At the same time, longer-term bonds and stocks suffered a decline as investors worried about the potential effects of higher inflation on riskier assets.

Portfolio Focus

As inflationary pressures and the likelihood of higher interest rates intensified during the first half of the reporting period, we began to shift toward a more defensive investment posture by allowing the fund's weighted average maturity to fall from a relatively long position toward a range we consider shorter than industry averages.

We continued to maintain the fund's relatively short weighted average maturity throughout the remainder of the reporting period in an attempt to boost liquidity and capture higher yields as they became available. However, we have occasionally and opportunistically shortened or extended the fund's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming FOMC meetings. In our judgment, these are prudent strategies in a rising interest-rate environment.



James O'Connor
Portfolio Manager

April 15, 2005
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation, pursuant to an undertaking in effect through May 1, 2006, at which time it may be terminated. Had these expenses not been absorbed, the fund's yield and effective yield would have been 1.50% and 1.51%, respectively.*

[2] *The fund commenced operations after Class Y shares predecessor mutual fund were transferred to the fund in exchange for equal shares of the fund in a tax-free reorganization on May 1, 2004. Performance for the fund includes returns for the predecessor fund, and reflects current management fees in effect only since the reorganization date.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Bear Stearns Prime Money Market Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 1.00
Ending value (after expenses)	$1,009.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 1.01
Ending value (after expenses)	$1,023.93

† *Expenses are equal to the fund's annualized expense ratio of .20%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005

Negotiable Bank Certificates of Deposit—19.2%	Principal Amount ($)	Value ($)
Banco Bilbao Vizcaya Argentaria S.A. (Yankee) 3.01%, 6/24/2005	45,000,000	45,001,042
Barclays Bank PLC (Yankee) 3.00%, 6/24/2005	45,000,000	45,000,000
Credit Agricole Indo NY (London) 1.52%, 4/18/2005	12,000,000	12,000,000
Toronto-Dominion Bank (Yankee) 2.60%, 4/4/2005	50,000,000	49,999,562
Washington Mutual Bank 3.02%, 6/27/2005	50,000,000	50,000,000
World Savings Bank 2.64%, 4/18/2005	50,000,000	50,000,000
Total Negotiable Bank Certificates of Deposit (cost $252,000,604)		**252,000,604**

Commercial Paper—58.6%		
ANZ International Limited 2.99%, 6/23/2005	50,000,000	49,657,625
Atlantis One Funding Corp. 3.02%, 6/22/2005	45,000,000 [a]	44,692,500
BNP Paribas Finance Inc. 2.86%, 4/1/2005	50,000,000	50,000,000
CC USA Inc. 2.98%, 6/20/2005	50,000,000	49,671,111
Ciesco LLC 2.60%, 4/4/2005	35,000,000 [a]	34,992,446
Citigroup Global Market Holdings Inc. 2.84%, 4/1/2005	50,000,000	50,000,000
CSFB (USA) Inc. 2.98%, 6/17/2005	50,000,000	49,683,444
DEPFA Bank PLC 2.62%, 4/11/2005	50,000,000	49,963,750
Deutsche Financial LLC Inc. 2.84%, 4/1/2005	50,000,000	50,000,000
General Electric Capital Corp. 2.60%, 4/6/2005	25,000,000 [a]	24,991,007
General Electric Capital Service 2.74%, 5/2/2005	50,000,000	49,882,458
Goldman Sachs Group Inc. 2.86%, 5/16/2005	46,000,000	45,836,125

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Harrier Finance Funding 2.18%, 4/14/2005	20,000,000 [a]	19,984,400
HBOS Treasury Service PLC 2.90%, 6/9/2005	50,000,000	49,724,479
K2 USA LLC 3%, 6/27/2005	50,000,000 [a]	49,640,521
Solitaire Funding LLC 2.61%, 4/1/2005	50,000,000 [a]	50,000,000
UBS Finance (DE) LLC 2.84%, 4/1/2005	50,000,000	50,000,000
Total Commercial Paper (cost $768,719,866)		**768,719,866**

Corporate Notes—6.6%		
General Electric Capital Corp. 2.93%, 5/17/2005	14,000,000 [a,b]	14,000,000
Harrier Finance Funding 2.79%, 11/15/2005	25,000,000 [b]	24,998,158
Lehman Brothers Holdings Inc. 2.82%, 5/16/2005	6,000,000 [b]	6,000,000
Sigma Finance Inc. 2.83%, 10/17/2005	30,000,000 [a,b]	29,995,120
Westpac Capital Corp. 2.64%, 4/25/2005	12,000,000 [b]	12,000,235
Total Corporate Notes (cost $86,993,513)		**86,993,513**

U.S. Government Agencies—5.5%		
Federal Home Loan Banks, Discount Notes 2.81%, 4/11/2006	50,000,000	49,969,163
Federal Home Loan Banks, Floating Rate Notes 1.35%, 4/29/2005	7,000,000 [b]	7,000,000
Federal National Mortgage Association, Floating Rate Notes 1.40%–1.60%, 5/3/2005–5/13/2005	15,000,000 [b]	15,000,000
Total U.S. Government Agencies (cost $71,969,163)		**71,969,163**

Time Deposits—10.0%	Principal Amount ($)	Value ($)
Branch Banking & Trust Co. Inc. (Grand Cayman) 2.84%, 4/1/2005	40,000,000	40,000,000
Key Bank N.A. (Grand Cayman) 2.84%, 4/1/2005	20,000,000	20,000,000
Manufacturers & Traderstrust Co. (Grand Cayman) 2.88%, 4/1/2005	50,000,000	50,000,000
State Street Bank & Trust Co. (Grand Cayman) 2.83%, 4/1/2005	21,000,000	21,000,000
Total Time Deposits (cost $131,000,000)		**131,000,000**
Total Investments (cost $1,310,683,146)	**99.9%**	**1,310,683,146**
Cash and Receivables (Net)	**.1%**	**973,621**
Net Assets	**100.0%**	**1,311,656,767**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At March 31, 2005, these securities amounted to $268,295,994 or 20.5% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	60.1	Asset Backed-Multiseller Programs	6.5
Asset Backed-Structured		U.S. Government Agencies	5.5
Investment Vehicles	13.2	Brokerage	4.0
Finance	10.6		**99.9**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	1,310,683,146	1,310,683,146
Interest receivable		1,462,238
Prepaid expenses		68,399
		1,312,213,783
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(a)		171,267
Cash overdraft due to Custodian		306,329
Accrued expenses		79,420
		557,016
Net Assets ($)		**1,311,656,767**
Composition of Net Assets ($):		
Paid-in capital		1,311,709,632
Accumulated net realized gain (loss) on investments		(52,865)
Net Assets ($)		**1,311,656,767**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		1,311,709,632
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS†

Year Ended March 31, 2005

Investment Income ($):	
Interest Income	**24,635,466**
Expenses:	
Management fees–Note 2(a)	2,952,137
Custodian fees	124,482
Registration fees	96,967
Shareholder servicing costs	71,071
Administration fees–Note 2(a)	67,528
Professional fees	36,406
Prospectus and shareholders' reports	25,739
Trustees' fees and expenses–Note 2(b)	24,705
Miscellaneous	32,934
Total Expenses	**3,431,969**
Less–reduction in management fee due to undertaking–Note 2(a)	(479,832)
Net Expenses	**2,952,137**
Investment Income–Net	**21,683,329**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(25,935)**
Net Increase in Net Assets Resulting from Operations	**21,657,394**

† *Represents information for predecessor, Prime Money Market Portfolio, through April 30, 2004.*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005[a]	2004[a]
Operations ($):		
Investment income−net	21,683,329	20,125,184
Net realized gain (loss) on investments	(25,935)	4,352
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,657,394**	**20,129,536**
Dividends to Shareholders from ($):		
Investment income−net	**(21,683,329)**	**(20,125,184)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	6,936,266,391	7,554,322,920
Dividends reinvested	20,088,246	17,104,179
Cost of shares redeemed	(7,246,927,060)	(8,390,744,571)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(290,572,423)**	**(819,317,472)**
Total Increase (Decrease) in Net Assets	**(290,598,358)**	**(819,313,120)**
Net Assets ($):		
Beginning of Period	1,602,255,125	2,421,568,245
End of Period	**1,311,656,767**	**1,602,255,125**

[a] *Represents information for predecessor, Prime Money Market Portfolio through April 30, 2004.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following table for the fund's shares represents the financial highlights of the fund's predecessor, Prime Money Market Portfolio, before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's shares thereafter. Before the fund commenced operations, all of the assets of the Prime Money Market Portfolio were transferred to the fund in exchange for shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

| | Year Ended March 31, | | | | |
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.015	.010	.016	.031	.062
Distributions:					
Dividends from investment income−net	(.015)	(.010)	(.016)	(.031)	(.062)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.54	.97	1.59	3.13	6.40
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.23	.29	.29	.30	.33
Ratio of net expenses to average net assets	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	1.47	.97	1.57	2.95	6.15
Net Assets, end of period ($ x 1,000)	1,311,657	1,602,255	2,421,568	2,637,721	1,963,646

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Bear Stearns Prime Money Market Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks to provide current income and liquidity consistent with stability of principal. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Shares of the fund may not be purchased directly by individuals, although Bear Stearns Prime Money Market Fund may purchase fund shares for accounts maintained by individuals.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board and shareholders of Bear Stearns Prime Money Market Portfolio ("Prime Money Market Portfolio") a series of The Bear Stearns Funds, all of the assets, subject to the liabilities, of Prime Money Market Portfolio, were transferred to the fund in exchange for shares of beneficial interest of the fund's shares of equal value on the close of business on April 30, 2004. The net asset value of the fund's shares on the close of business on April 30, 2004, after the reorganization, was $1.00 per share and a total of 1,756,454,218 shares, representing net assets of $1,756,422,047 were issued to Prime Money Market Portfolio's shareholders in the exchange. The exchange was a tax-free event to shareholders. Prime Money Market Portfolio was the accounting survivor in the reorganization and as such, the financial statements and financial highlights reflect the financial information of Prime Money Market Portfolio through April 30, 2004.

Prior to April 30, 2004, Bear Stearns Asset Management ("BSAM") served as investment advisor, Bear Stearns Funds Management Inc. ("BSFM") served as administrator and Bear, Stearns &Co. Inc. ("Bear Stearns") served as distributor to Prime Money Market Portfolio. BSAM, BSFM and Bear Stearns are each wholly owned subsidiaries of The Bear Stearns Companies, Inc.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $52,865 is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $25,610 of the carryover expires in fiscal 2007, $1,279 expires in fiscal 2008, $41 expires in fiscal 2009 and $25,935 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were all ordinary income.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .20 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund for the two-year period ending May 1, 2006, so that the expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .20 of 1% of the value of the fund's average daily net assets. During the period from April 1, 2004 through April 30, 2004, BSAM received a fee at an annual rate of .20 of 1% of the value of Prime Money Market Portfolio's average daily net assets. BSAM had also agreed to limit total operating expenses to certain maximum levels as a percent of average daily net assets. The management fees earned and expense reductions undertaken for the period ended March 31, 2005 were as follows:

	Management Fee ($)	Expense Reductions ($)
Dreyfus	2,681,826	347,951
BSAM	270,311	131,881
Total	**2,952,137**	**479,832**

BSFM served as administrator to Prime Money Market Portfolio pursuant to an Administration Agreement. BSFM received from Prime Money Market Portfolio a monthly fee equal to an annual rate of 0.05% of the average daily net assets. The administration fee amounted to $67,528 for the period ended April 30, 2004. This agreement was terminated as of the close of business on April 30, 2004, due to the reorganization.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $33,198 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $212,831 and transfer agency per account fees $5,450, which are offset against an expense reimbursement currently in effect in the amount of $47,014.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Bear Stearns Prime Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Bear Stearns Prime Money Market Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2005 and the related statements of operations and changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended March 31, 2004 and financial highlights for each of the four years in the period then ended were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005 by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Bear Stearns Prime Money Market Fund at March 31, 2005, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 16, 2005

At a meeting of the Board of Trustees held on March 14, 2005, the Board considered the re-approval for another one-year term of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds, and to iMoneyNet and Lipper averages, and discussed the results of the comparisons. The Board members noted that the Manager assumed management of the fund on May 1, 2004, after all the assets of a predecessor fund were transferred to the fund in a tax-free reorganization. The Board members noted that the fund's performance as measured by total return was competitive with that of the comparison group and the iMoneyNet category average for the one-, three-, and five-year periods ended January 31, 2005. The Board members discussed the fund's management fee and expense ratio, noting that the fund's management fee was the same as or lower than a majority of the funds in the comparison group, and that the fund's expense ratio was lower than the fund's comparison group and Lipper category averages. The Board members noted that the Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund for the two-year period ending May 1, 2006, so that annual fund operating expenses (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed .20%.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies (the "Similar Funds"), and explained the nature of each Similar Fund and the differences, from the Manager's perspective, in providing services to these Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged differences in fees paid by the Similar Funds seemed to be consistent with the management and other services provided. There were no separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager 's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (61)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

David P. Feldman (65)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Corporate Director & Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

Ehud Houminer (64)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University
- Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

——————————

T. John Szarkowski (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

——————————

Anne Wexler (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since June 2003.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since June 2003.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since June 2003.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since June 2003.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since June 2003.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since June 2003.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since June 2003.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 104 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since September 1982.

ROBERT ROBOL, Assistant Treasurer since June 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since June 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 109 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since June 2003.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since June 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Bear Stearns Prime
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



6102AR0305

Dreyfus Premier
Alpha Growth Fund

ANNUAL REPORT March 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   Letter from the Chairman

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
      With Those of Other Funds

9   Statement of Investments

12   Statement of Assets and Liabilities

13   Statement of Operations

14   Statement of Changes in Net Assets

16   Financial Highlights

21   Notes to Financial Statements

31   Report of Independent Registered
      Public Accounting Firm

32   Important Tax Information

33   Information About the Review and Approval
      of the Fund's Investment Advisory Agreement

37   Board Members Information

39   Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Alpha Growth Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Jim O'Shaughnessy, of Bear Stearns Asset Management Inc., the fund's investment sub-adviser.

Stocks produced lackluster returns for much of the reporting period before rallying strongly in the wake of the U.S. presidential election during the fourth quarter of 2004. Subsequently, over the first three months of 2005, stocks lost some ground as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's performance over the reporting period highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Jim O'Shaughnessy, Portfolio Manager

How did Dreyfus Premier Alpha Growth Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2005, the fund produced total returns of 3.08% for Class B shares, 3.13% for Class C shares and 3.66% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of 6.69% for the same period.[2,3]

From its transition to Dreyfus on May 1, 2004, through March 31, 2005, the fund's Class A and Class R shares produced total returns of 12.49% and 12.37%, respectively.[1] The S&P 500 Index produced a total return of 8.39% for the same period.[2,3]

Despite lackluster market conditions over much of the reporting period, a sharp rally in the final months of 2004 drove stock prices higher. The fund generally produced lower returns than the S&P 500 Index for the full one-year reporting period, primarily due to its relatively heavy exposure to the lagging technology sector and disappointing stock selections within that sector. As evident, though, for the 11-month period ended March 31, 2000, performance for the fund's Class A shares was almost double that of the S&P 500 Index.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, it invests in stocks that are selected using one or more quantitative growth models developed by the fund's sub-adviser. These growth models are designed to identify equity securities with the following characteristics: high projected earnings for the next three to five years, positive earnings momentum, positive price momentum, and reasonable valuation.

The fund uses the models systematically to select approximately 50 securities. Generally, the fund allocates an equal amount of its assets to each holding. Periodically (usually on a quarterly basis and at least once a year), we reapply our models to the fund's investment universe and adjust the fund's holdings to reflect the results. Stocks no longer favored by the models are sold, and highly rated stocks are purchased on an equal-weighted basis.

The fund's models are enhanced from time to time as suggested by our ongoing research efforts.

What other factors influenced the fund's performance?

Heightened political and economic uncertainty produced lackluster stock market performance during the first half of the reporting period. In the fourth quarter of 2004, however, the end of the presidential election and signs of stronger economic growth buoyed investor sentiment, and stocks moved sharply higher. While rising interest rates and intensifying inflationary pressures weighed on the stock market during the first quarter of 2005, their effect was not enough to offset earlier gains.

When the reporting period began, our quantitative models already had indicated that earnings momentum was building among stocks in the technology sector. In addition, many technology stocks appeared to us to be reasonably valued. Accordingly, we maintained an overweighted position in technology stocks, emphasizing those that we believed would benefit from a recovering economy. Despite improving business conditions overall, however, technology stocks generally failed to advance and, in fact, were one of only two market sectors that produced negative absolute returns during the reporting period. Instead, traditionally defensive market sectors fared best, including the materials, industrials and energy groups. As a result, the fund underperformed the S&P 500 Index.

The fund's technology-related weakness was offset to a significant degree by strong results in other areas. For example, the fund's relatively heavy exposure to the materials sector benefited its performance, as commodity prices rose in response to greater industrial demand from developing economies in Asia and other parts of the world. The fund especially benefited from its holdings of steel producers and metals-and-mining companies, such as the world's largest diversified resources company, Australia's BHP Billiton.

Conversely, the fund's relatively light exposure to the lagging health care sector helped support its relative performance, as did strong stock selections within the health care sector, including medical insurance providers Aetna and UnitedHealth Group. The consumer staples area also provided positive contributions to the fund's performance. For example, food products producer Archer Daniels Midland achieved higher earnings as pricing power returned to its industry.

What is the fund's current strategy?

We rebalanced the fund's portfolio in January 2005, a process that resulted in significant changes in sector concentrations and individual holdings. Unlike the adjustments made one year earlier, the most recent results of our quantitative models assigned high rankings to relatively defensive stocks in sectors that historically have tended to do well in flat to declining market environments. Indeed, the fund already experienced positive contributions to performance from stocks in the energy and materials sectors during the first trimester of 2005. This first quarter was characterized by rising interest rates, surging energy prices, concerns regarding a potential economic slowdown and a disappointing stock market performance. In addition, we have begun to see evidence that market leadership may be shifting from smaller, more speculative stocks to the types of large-cap growth stocks in which the fund primarily invests. In our view, the fund's disciplined investment process is particularly well suited to market conditions such as these.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation, which has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C and T for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *The fund commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers Class A, B, C and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Alpha Growth Fund Class A shares, Class B shares, Class C shares and Class T shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class T shares of Dreyfus Premier Alpha Growth Fund on 12/29/97 (inception date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on 12/31/97 is used as the beginning value on 12/29/97. All dividends and capital gain distributions are reinvested. Effective May 1, 2004, Dreyfus Premier Alpha Growth Fund (the "fund") commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization. On that date, the fund began to offer Class A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. The fund's other share classes have achieved different returns.

The fund's performance shown in the line graph above takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/05*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**12/29/97**	**(2.11)%**	**(0.67)%**	**7.69%**
without sales charge	**12/29/97**	**3.87%**	**0.51%**	**8.57%**
Class B shares				
with applicable redemption charge †	**12/29/97**	**(0.66)%**	**(0.35)%**	**8.14%**
without redemption	**12/29/97**	**3.08%**	**0.02%**	**8.14%**
Class C shares				
with applicable redemption charge ††	**12/29/97**	**2.19%**	**0.04%**	**8.03%**
without redemption	**12/29/97**	**3.13%**	**0.04%**	**8.03%**
Class R shares	**12/29/97**	**3.76%**	**0.49%**	**8.55%**
Class T shares				
with applicable sales charge (4.5%)	**12/29/97**	**(1.02)%**	**(0.45)%**	**7.85%**
without sales charge	**12/29/97**	**3.66%**	**0.47%**	**8.54%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class B, Class C, Class R and Class T shares shown in the table include the performance of the predecessor fund from December 29, 1997, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

Prior to 8/1/02, the fund was known as the Bear Stearns Focus List Portfolio and employed a materially different investment strategy in pursuit of its objective of seeking capital appreciation. In deciding whether to invest in the fund, investors should consider that the fund's historical performance prior to this time period does not reflect the fund's current investment strategy. In addition, from time to time prior to 8/1/02, the fund allocated a portion of its assets to money market instruments, during which time the overall stock market declined substantially in value. These past allocations are a material factor contributing to the fund's high current Morningstar rating

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Alpha Growth Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.51	$ 9.80	$ 9.80	$ 4.75	$ 7.23
Ending value (after expenses)	$1,071.90	$1,067.90	$1,067.80	$1,072.60	$1,070.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.34	$ 9.55	$ 9.55	$ 4.63	$ 7.04
Ending value (after expenses)	$1,018.65	$1,015.46	$1,015.46	$1,020.34	$1,017.95

† *Expenses are equal to the fund's annualized expense ratio of 1.26% for Class A, 1.90% for Class B, 1.90% for Class C, .92% for Class R and 1.40% for Class T, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005

Common Stocks−99.2%	Shares	Value ($)
Consumer Discretionary−16.1%		
Bed Bath & Beyond	143,593 a	5,246,888
Coach	105,545 a	5,977,013
eBay	107,956 a	4,022,441
MGM Mirage	76,901 a	5,446,129
Pulte Homes	95,320	7,018,412
Royal Caribbean Cruises	107,717 b	4,813,873
Starbucks	96,272 a	4,973,412
Starwood Hotels & Resorts Worldwide	98,425	5,908,453
Target	116,577	5,831,182
		49,237,803
Consumer Staples−4.1%		
Archer-Daniels-Midland	261,596	6,430,030
UST	118,690	6,136,273
		12,566,303
Energy−8.7%		
Halliburton	150,127	6,492,993
Kinder Morgan	80,614	6,102,480
Petroleo Brasileiro S.A.- Petrobras, ADR	151,718	6,702,901
Transocean	141,029 a	7,257,352
		26,555,726
Financials−7.2%		
Capital One Financial	70,326	5,258,275
Franklin Resources	83,813	5,753,762
Moody's	69,484	5,618,476
New York Community Bancorp	1	18
SLM	106,227	5,294,354
		21,924,885
Health Care−7.8%		
Aetna	90,870	6,810,707
Caremark Rx	139,572 a	5,552,174
Stryker	116,125 b	5,180,336
UnitedHealth Group	64,996	6,199,318
		23,742,535

Common Stocks (continued)	Shares	Value ($)
Industrials−19.3%		
Apollo Group, Cl. A	69,320 [a]	5,133,839
Burlington Northern Santa Fe	127,781	6,891,229
Canadian National Railway	101,357	6,416,912
Caterpillar	60,763	5,556,169
FedEx	60,214	5,657,105
Norfolk Southern	158,040	5,855,382
PACCAR	78,213	5,661,839
Parker-Hannifin	79,738	4,857,639
Rockwell Automation	122,913	6,961,792
Textron	81,432	6,076,456
		59,068,362
Information Technology−18.8%		
Adobe Systems	96,284	6,467,396
Advanced Micro Devices	290,728 [a]	4,686,535
Apple Computer	163,478 [a]	6,812,128
Autodesk	172,860	5,144,314
Cognizant Technology Solutions	144,035 [a]	6,654,417
Electronic Arts	97,117 [a]	5,028,718
Intel	251,214	5,835,701
Marvell Technology Group	166,027 [a]	6,365,475
QUALCOMM	134,489	4,929,022
Yahoo!	162,013 [a]	5,492,241
		57,415,947
Materials−12.8%		
BHP Billiton, ADR	248,989	6,966,712
Dow Chemical	118,610	5,912,708
Monsanto	106,826	6,890,277
POSCO, ADR	138,010	6,812,174
Potash	75,752	6,629,057
United States Steel	117,330	5,966,231
		39,177,159
Utilities−4.4%		
Exelon	134,404	6,167,800
TXU	90,477	7,204,683
		13,372,483
Total Common Stocks		
(cost $281,044,745)		**303,061,203**

Other Investment—1.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,776,000)	4,776,000 c	**4,776,000**

Investment of Cash Collateral for Securities Loaned—1.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $4,864,482)	4,864,482 c	**4,864,482**

Total Investments (cost $290,685,227)	**102.3%**	**312,701,685**
Liabilities, Less Cash and Receivables	**(2.3%)**	**(7,112,813)**
Net Assets	**100.0%**	**305,588,872**

ADR—American Depositary Receipts.

a *Non-income producing.*

b *All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $4,724,453 and the total market value of the collateral held by the fund is $4,864,482.*

c *Investments in affiliated money market mutual funds.*

Portfolio Summary †

	Value (%)		Value (%)
Industrials	19.3	Financials	7.2
Information Technology	18.8	Utilities	4.4
Consumer Discretionary	16.1	Consumer Staples	4.1
Materials	12.8	Money Market Investments	3.1
Energy	8.7		
Health Care	7.8		**102.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities		
on loan, valued at $4,724,453)—Note 1(b):		
Unaffiliated issuers	281,044,745	303,061,203
Affiliated issuers	9,640,482	9,640,482
Cash		1,611,380
Receivable for shares of Beneficial Interest subscribed		2,544,392
Dividends receivable		329,602
Prepaid expenses		28,413
		317,215,472
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		348,834
Liability for securities on loan—Note 1(b)		4,864,482
Payable for investment securities purchased		6,024,622
Payable for shares of Beneficial Interest redeemed		305,433
Accrued expenses		83,229
		11,626,600
Net Assets ($)		**305,588,872**
Composition of Net Assets ($):		
Paid-in capital		282,743,777
Accumulated net realized gain (loss) on investments		828,637
Accumulated net unrealized appreciation		
(depreciation) on investments		22,016,458
Net Assets ($)		**305,588,872**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	90,121,727	39,214,710	51,470,258	2,605,002	122,177,175
Shares Outstanding	4,547,975	2,062,078	2,700,485	131,556	6,176,927
Net Asset Value Per Share ($)	**19.82**	**19.02**	**19.06**	**19.80**	**19.78**

See notes to financial statements.

STATEMENT OF OPERATIONS†

Year Ended March 31, 2005

Investment Income ($):

Income:

Cash dividends (net of $80,140 foreign taxes withheld at source):	
Unaffiliated issuers	2,418,831
Affiliated issuers	48,105
Income on securities lending	34,239
Total Income	**2,501,175**
Expenses:	
Investment advisory fees—Note 3(a)	1,599,574
Distribution fees—Note 3(b)	845,743
Shareholder servicing costs—Note 3(c)	771,272
Registration fees	105,801
Professional fees	43,293
Prospectus and shareholders' reports	30,535
Custodian fees—Note 3(c)	29,723
Administration fees—Note 3(a)	21,701
Directors' fees and expenses—Note 3(d)	6,081
Interest expense—Note 2	34
Miscellaneous	18,723
Total Expenses	**3,472,480**
Less—reduction in expenses due to undertakings—Note 3(a)	(128,356)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(426)
Net Expenses	**3,343,698**
Investment (Loss)–Net	**(842,523)**

Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):

Net realized gain (loss) on investments	844,020
Net unrealized appreciation (depreciation) on investments	9,889,121
Net Realized and Unrealized Gain (Loss) on Investments	**10,733,141**
Net Increase in Net Assets Resulting from Operations	**9,890,618**

†   Represents information for predecessor, Bear Stearns Alpha Growth Portfolio through April 30, 2004.
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005[a,b]	2004[b]
Operations ($):		
Investment (loss)−net	(842,523)	(373,885)
Net realized gain (loss) on investments	844,020	17,013,630
Net unrealized appreciation (depreciation) on investments	9,889,121	14,332,976
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,890,618**	**30,972,721**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class B shares	(2,789,238)	−
Class C shares	(3,096,117)	−
Class T shares	(9,311,576)	−
Total Dividends	**(15,196,931)**	**−**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	89,594,251	−
Class B shares	13,872,805	14,846,850
Class C shares	26,184,743	18,987,609
Class R shares	2,500,024	−
Class T shares	51,132,135	66,609,400
Dividends reinvested:		
Class B shares	2,580,064	−
Class C shares	2,850,438	−
Class T shares	8,713,513	−
Cost of shares redeemed:		
Class A shares	(1,817,649)	−
Class B shares	(7,379,672)	(5,709,547)
Class C shares	(10,150,310)	(4,205,697)
Class R shares	(15,051)	−
Class T shares	(41,504,990)	(16,278,827)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**136,560,301**	**74,249,788**
Total Increase (Decrease) in Net Assets	**131,253,988**	**105,222,509**
Net Assets ($):		
Beginning of Period	174,334,884	69,112,375
End of Period	**305,588,872**	**174,334,884**

	Year Ended March 31,	
	2005[a,b]	2004[b]
Capital Share Transactions:		
Class A		
Shares sold	4,641,874	–
Shares redeemed	(93,899)	–
Net Increase (Decrease) in Shares Outstanding	**4,547,975**	**–**
Class B		
Shares sold	758,115	821,415
Shares issued for dividends reinvested	149,482	–
Shares redeemed	(412,832)	(312,939)
Net Increase (Decrease) in Shares Outstanding	**494,765**	**508,476**
Class C		
Shares sold	1,420,077	1,028,108
Shares issued for dividends reinvested	164,765	–
Shares redeemed	(561,278)	(222,799)
Net Increase (Decrease) in Shares Outstanding	**1,023,564**	**805,309**
Class R		
Shares sold	132,329	–
Shares redeemed	(773)	–
Net Increase (Decrease) in Shares Outstanding	**131,556**	**–**
Class T		
Shares sold	2,717,404	3,461,369
Shares issued for dividends reinvested	487,876	–
Shares redeemed	(2,199,936)	(847,239)
Net Increase (Decrease) in Shares Outstanding	**1,005,344**	**2,614,130**

[a] *The fund commenced offering five classes of shares as of the close of business April 30, 2004. The existing shares were redesignated and the fund added Class A and Class R shares.*

[b] *Represents information for predecessor, Bear Stearns Alpha Growth Portfolio through April 30, 2004.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C and T shares represents the financial highlights of the fund's predecessor, Bear Stearns Alpha Growth Portfolio ("Alpha Growth Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C and T shares thereafter. Before the fund commenced operations, substantially all of the assets of the Alpha Growth Portfolio were transferred to the fund in exchange for Class B, C and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

Class A Shares	Year Ended March 31, 2005[a]
Per Share Data ($):	
Net asset value, beginning of period	17.62
Investment Operations:	
Investment (loss)−net [b]	(.01)
Net realized and unrealized gain (loss) on investments	2.21
Total from Investment Operations	2.20
Net asset value, end of period	19.82
Total Return (%)[c,d]	12.49
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.15[d]
Ratio of net expenses to average net assets	1.15[d]
Ratio of net investment (loss) to average net assets	(.04)[d]
Portfolio Turnover Rate	87.73
Net Assets, end of period ($ X 1,000)	90,122

[a]   From May 1, 2004 (commencement of operations) to March 31, 2005.
[b]   Based on average shares outstanding at each month end.
[c]   Exclusive of sales charge.
[d]   Not annualized.
See notes to financial statements.

Class B Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	20.32	15.17	18.41	16.46	20.93
Investment Operations:					
Investment (loss)−net	(.13)[a]	(.10)	(.08)	(.06)	(.17)
Net realized and unrealized gain (loss) on investments	.58	5.25	(3.16)	2.01	(4.30)
Total from Investment Operations	.45	5.15	(3.24)	1.95	(4.47)
Distributions:					
Dividends from net realized gain on investments	(1.75)	–	–	–	–
Net asset value, end of period	19.02	20.32	15.17	18.41	16.46
Total Return (%)[b]	3.08	33.95	(17.60)	11.85	(21.36)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.17	2.46	2.96	2.87
Ratio of net expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.74)	(.61)	(.65)	(.92)	(.96)
Portfolio Turnover Rate	87.73	92.58	185.33	82.40	81.37
Net Assets, end of period ($ X 1,000)	39,215	31,840	16,059	9,061	7,441

[†] *Represents information for Class B shares of predecessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	20.35	15.19	18.42	16.46	20.94
Investment Operations:					
Investment (loss)−net	(.14)[a]	(.09)	(.06)	(.06)	(.17)
Net realized and unrealized gain (loss) on investments	.60	5.25	(3.17)	2.02	(4.31)
Total from Investment Operations	.46	5.16	(3.23)	1.96	(4.48)
Dividends from net realized gain on investments	(1.75)	–	–	–	–
Net asset value, end of period	19.06	20.35	15.19	18.42	16.46
Total Return (%)[b]	3.13	33.97	(17.54)	11.91	(21.40)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.98	2.17	2.46	2.96	2.87
Ratio of net expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.74)	(.61)	(.63)	(.92)	(.96)
Portfolio Turnover Rate	87.73	92.58	185.33	82.40	81.37
Net Assets, end of period ($ X 1,000)	51,470	34,134	13,236	6,546	4,973

[†] *Represents information for Class C shares of predecessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class R Shares	Year Ended March 31, 2005[a]
Per Share Data ($):	
Net asset value, beginning of period	17.62
Investment Operations:	
Investment income—net[b]	.04
Net realized and unrealized gain (loss) on investments	2.14
Total from Investment Operations	2.18
Net asset value, end of period	19.80
Total Return (%)[c]	12.37
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	.86[c]
Ratio of net expenses to average net assets	.86[c]
Ratio of net investment income to average net assets	.20[c]
Portfolio Turnover Rate	87.73
Net Assets, end of period ($ X 1,000)	2,605

[a] From May 1, 2004 (commencement of operations) to March 31, 2005.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

Class T Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	20.95	15.57	18.84	16.75	21.21
Investment Operations:					
Investment (loss)−net	(.05)[a]	(.02)	(.02)	(.03)	(.09)
Net realized and unrealized gain (loss) on investments	.63	5.40	(3.25)	2.12	(4.37)
Total from Investment Operations	.58	5.38	(3.27)	2.09	(4.46)
Distributions:					
Dividends from net realized gain on investments	(1.75)	–	–	–	–
Net asset value, end of period	19.78	20.95	15.57	18.84	16.75
Total Return (%)[b]	3.66	34.55	(17.36)	12.48	(21.03)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.45	1.67	1.96	2.46	2.37
Ratio of net expenses to average net assets	1.40	1.40	1.40	1.40	1.40
Ratio of net investment (loss) to average net assets	(.25)	(.11)	(.15)	(.42)	(.46)
Portfolio Turnover Rate	87.73	92.58	185.33	82.40	81.37
Net Assets, end of period ($ X 1,000)	122,177	108,361	39,817	23,176	17,316

[†] *Represents information for Class A shares of predecessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Alpha Growth Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Bear Stearns Asset Management Inc. ("BSAM"), serves as the fund's sub-investment adviser.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board and shareholders of Bear Stearns Alpha Growth Portfolio ("Alpha Growth Portfolio"), a series of The Bear Stearns Funds, all of the assets, subject to the liabilities, of Alpha Growth Portfolio, were transferred to the fund in exchange for shares of beneficial interest of the fund's Class B, Class C and Class T shares of equal value on the close of business on April 30, 2004. Holders of Class A shares of Alpha Growth Portfolio received Class T shares of the fund, holders of Class B shares of Alpha Growth Portfolio received Class B shares of the fund and holders of Class C shares of Alpha Growth Portfolio received Class C shares of the fund, in each case in an amount equal to the aggregate net asset value of their investment in Alpha Growth Portfolio at the time of the exchange. On the date of the exchange, the fund created Class A and Class R shares. The net asset value of the fund's shares on the close of business April 30, 2004, after the reorganization, was $17.03 per share for Class B shares, $17.06 per share for Class C shares and $17.62 per share for Class T shares, and a total of 1,747,282 Class B shares, 1,942,735 Class C shares and 5,815,598 Class T shares, representing net assets of $29,751,024 Class B shares, $33,145,934 Class C shares and $102,461,557 Class T shares (including $1,644,040 net unrealized depreciation on investments) were issued to Alpha Growth Portfolio's shareholders in the exchange. The exchange was a tax-free event to shareholders. Alpha Growth Portfolio was the accounting survivor in the reorganization and as such, the financial statements and financial highlights reflect the financial information of Alpha Growth Portfolio through April 30, 2004.

Prior to April 30, 2004, BSAM served as investment advisor, Bear Stearns Funds Management Inc. ("BSFM") served as administrator and Bear, Stearns & Co. Inc. ("Bear Stearns") served as distributor to Alpha Growth Portfolio. BSAM, BSFM and Bear Stearns are each wholly-owned subsidiaries of The Bear Stearns Companies, Inc.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were as follows: accumulated capital gain $988,086 and unrealized appreciation $21,857,009.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were as follows: ordinary income $3,242,267 and $0 and long term capital gains $11,954,664 and $0, respectively.

During the period ended March 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $842,523 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended March 31, 2005 was approximately $2,100, with a related weighted average annualized interest rate of 1.58%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, Class C and Class T shares for the two-year period ending May 1, 2006, to the extent that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.90% of the value of Class B and Class C shares average daily net assets and 1.40% of the value of Class T shares average daily net assets. During the period from April 1, 2004 through April 30, 2004, BSAM received a fee at an annual rate of .65 of 1% of the value of Alpha Growth Portfolio's average daily net assets. BSAM had also agreed to limit total operating expenses to certain maximum levels as a percent of average daily net assets. The investment advisory fees earned and expense reductions undertaken for the period ended March 31, 2005 were as follows:

	Investment Advisory Fee ($)	Expense Reductions ($)
Dreyfus	1,505,793	108,641
BSAM	93,781	19,715
Total	**1,599,574**	**128,356**

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and BSAM, Dreyfus pays BSAM a fee payable monthly at the annual rate of .25 of 1% of the value of the fund's average daily net assets.

BSFM served as administrator to Alpha Growth Portfolio pursuant to an Administration Agreement. BSFM received from Alpha Growth Portfolio a monthly fee equal to an annual rate of 0.15% of the average daily net assets up to $1 billion, 0.12% of the next $1 billion, 0.10% of the next $3 billion and 0.08% of the average daily net assets above $5 billion. The administration fee amounted to $21,701 for the period ended April 30, 2004. This agreement was terminated as of the close of business on April 30, 2004, due to the reorganization.

During the period ended March 31, 2005, the Distributor retained $73,364 and $22,573 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $23,890 and $6,106 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively. During the period ended March 31, 2005, Bear Stearns retained $48,463 from commissions and $120,880 from contingent deferred sales charges.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Under the prior distribution plan with Bear Stearns, Class B, Class C and Class T shares were subject to a distribution fee of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Distribution plan fees for the period ended March 31, 2005 were as follows:

	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	228,971	285,985	267,259
Bear Stearns	19,620	21,512	22,396
Total	**248,591**	**307,497**	**289,655**

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. Under the prior shareholder services plan with Bear Stearns, Class B, Class C and Class T shares were subject to a shareholder services plan fee of up to .25 of 1% of the value of the average daily net assets of such class. Shareholder services plan fees for the period ended March 31, 2005 were as follows:

	Class A ($)	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	60,448	76,324	95,328	267,259
Bear Stearns	–	6,540	7,171	22,396
Total	**60,448**	**82,864**	**102,499**	**289,655**

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $135,664 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. Prior to April 30, 2004, Custodial Trust Company ("CTC"), a wholly owned subsidiary of The Bear Stearns Companies, Inc., served as custodian to Alpha Growth Portfolio. Custody fees charged for the period ended March 31, 2005 were as follows:

Mellon Bank, N.A.	$26,273
CTC	3,450
Total	**$29,723**

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $190,505, Rule 12b-1 distribution plan fees $84,173, shareholder services plan fees $62,940, custodian fees $5,491 and transfer agency per account fees $24,260, which are offset against an expense reimbursement currently in effect in the amount of $18,535.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2005, amounted to $308,643,063 and $188,467,491, respectively.

At March 31, 2005, the cost of investments for federal income tax purposes was $290,844,676; accordingly, accumulated net unrealized appreciation on investments was $21,857,009, consisting of $29,899,397 gross unrealized appreciation and $8,042,388 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims.

Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Alpha Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Alpha Growth Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2005 and the related statements of operations and changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended March 31, 2004 and financial highlights for each of the four years in the period then ended were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of March 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier Alpha Growth Fund at March 31, 2005, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 16, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $1.3753 per share as a long-term capital gain distribution of the $1.7483 per share paid on April 29, 2004. Also the fund hereby designates 45.43% of the ordinary dividends paid during the fiscal year ended March 31, 2005 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,472,584 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

At a meeting of the Board of Trustees held on March 14, 2005, the Board considered the re-approval for another one-year term of the fund's Investment Advisory Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services, and of the fund's Sub-Investment Advisory Agreement with Bear Stearns Asset Management, Inc. ("BSAM"), pursuant to which BSAM provides day-to-day management of the fund's portfolio. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Quality and Extent of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Investment Advisory Agreement, and by BSAM pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's and BSAM's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over BSAM.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance, investment advisory fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and
Lipper averages, and discussed the results of the comparisons. The Board
members noted that the Manager assumed management of the fund on
May 1, 2004, after all of the assest of a predecessor fund advised by
BSAM were transferred to the fund in a tax-free reorganization. The
Board members noted for the one-, three- and five-year periods ended
January 31, 2005, the fund's performance as measured by total return is
competitive with that of the comparison group and the Lipper category. The Board members discussed the fund's management fee and
expense ratio, noting that the fund's investment advisory fee was the
same as or lower than all but one of the funds in the comparison group,
and that the fund's expense ratio was in line with the fund's comparison group and Lipper category averages. The Board members noted
that the Manager has contractually agreed to waive receipt of its fees
and/or assume the expenses of Class B, C, and T for the two-year
period ending May 1, 2006, so that the annual operating expenses of
each such class (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not
exceed 1.90% for Class B and C, and 1.40% for Class T.

Representatives of the Manager noted that there were no other mutual
funds or separate accounts managed by the Manager or BSAM or any
of their affiliates with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's rep-
resentatives reviewed the dollar amount of expenses allocated and
profit received by the Manager and the method used to determine
such expenses and profit. The Board members evaluated the analysis in

light of the relevant circumstances for the fund, the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager and BSAM from acting as investment adviser and sub-investment adviser, respectively, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the Manager, and not the fund, pays BSAM pursuant to the Sub-Investment Advisory Agreement. The Board noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement and Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by the Manager and BSAM are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager and BSAM from their relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement, and the Sub-Investment Advisory Agreement with BSAM, was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

——————————

David P. Feldman (65)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

——————————

Ehud Houminer (64)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

——————————

T. John Szarkowski (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

——————————

Anne Wexler (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since June 2003.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 90 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since June 2003.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 90 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, Vice President since June 2003.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

JEFF PRUSNOFSKY, Secretary since June 2003.

Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, Secretary since June 2003.

Associate General Counsel of Dreyfus, and an officer of 88 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since June 2003.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since June 2003.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 104 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since September 1982.

ROBERT ROBOL, Assistant Treasurer since June 2003.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 38 investment companies (comprised of 83 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since June 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 109 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since June 2003.

Mutual Funds Tax Director of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (92 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since June 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Alpha Growth Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Bear Stearns Asset
Management Inc.
383 Madison Avenue
New York, NY 10179

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6031AR0305

Dreyfus Premier Intrinsic Value Fund

ANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   Letter from the Chairman

3   Discussion of Fund Performance

6   Fund Performance

8   Understanding Your Fund's Expenses

8   Comparing Your Fund's Expenses
      With Those of Other Funds

9   Statement of Investments

12   Statement of Assets and Liabilities

13   Statement of Operations

14   Statement of Changes in Net Assets

17   Financial Highlights

22   Notes to Financial Statements

33   Report of Independent Registered
      Public Accounting Firm

34   Important Tax Information

35   Information About the Review and Approval
      of the Fund's Investment Advisory Agreement

39   Board Members Information

41   Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Intrinsic Value Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, James G. McCluskey, CFA, Jeffrey Simon and Daniel Adler, CFA, of Bear Stearns Asset Management Inc., the fund's sub-investment adviser.

Stocks produced lackluster returns for much of the reporting period before rallying strongly in the wake of the U.S. presidential election during the fourth quarter of 2004. Subsequently, over the first three months of 2005, stocks lost some ground as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's performance over the reporting period highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

James G. McCluskey, CFA, Jeffrey Simon, and Daniel Adler, CFA,
Portfolio Managers
Bear Stearns Asset Management Inc., Sub-Investment Adviser

How did Dreyfus Premier Intrinsic Value Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2005, the fund produced total returns of 6.07% for Class B shares, 5.97% for Class C shares, 7.09% for Class R shares and 6.55% for Class T shares.[1,2] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), produced a total return of 6.69%.[3]

From its transition to Dreyfus on May 1, 2004, through March 31, 2005, the fund's Class A shares produced total returns of 8.12%.[1,2] The S&P 500 Index produced a total return of 8.39% for the same period.[3]

Despite lackluster equity returns over much of the reporting period, a rally during the fourth quarter of 2004 helped propel the S&P 500 Index upward for the 12-month period. The returns for the fund's Class B, C, R and T shares were in line with its benchmark, primarily due to the success of our stock selection strategy in the health care, consumer discretionary and consumer staples sectors, balanced with a few setbacks within the financial services sector.

On a separate note, Dan Adler has been named co-portfolio manager of the fund since October 29, 2004.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of companies with market capitalizations, at the time of purchase, of more than $10 billion that the portfolio managers identify as value securities.

The portfolio managers use a "value approach" to investing. The portfolio managers look for equity securities that have relatively low price-to-earnings ratios or lower-than-average price-to-cash-flow ratios and low price-to-book ratios. The portfolio managers may consider factors such as a company's earnings growth, dividend pay-out ratios, return on equity, new management and upcoming corporate restructuring, the general business cycle, the company's position within a specific industry and the company's responsiveness to changing conditions.

What other factors influenced the fund's performance?

The first half of the reporting period was marked by political and economic uncertainty, and the U.S. stock market generally failed to advance in a lackluster market environment. These circumstances appeared to change during the fourth quarter of 2004, when the end of the presidential campaign and signs of stronger economic growth fueled a sharp market rally. Although the market gave up some of those gains during the first quarter of 2005 when interest rates and inflation concerns rose, the market produced a respectable gain for the reporting period overall.

In this changing environment, the fund benefited from its focus on fundamentally sound, attractively valued companies. The fund received especially strong contributions to its performance from stocks in the health care, consumer discretionary and consumer staples sectors.

Among consumer-oriented stocks, top performers for the reporting period included programmer Liberty Media, which rebounded from a relatively low valuation during the reporting period as investors increasingly recognized the value of its assets. Advertising conglomerate WPP Group benefited from stronger corporate spending, and retailer Limited Brands saw its stock price rise after announcing a share repurchase plan. Food and tobacco giant Altria Group benefited from reduced litigation concerns and the possibility that a breakup of the company might unlock shareholder value.

In the health care area, pharmaceuticals leader Pfizer saw its stock price fall sharply when safety-related questions were raised regarding some of its major products. However, weakness in Pfizer was offset by better results from Johnson & Johnson, which benefited from strength in its medical devices business. In addition, the fund's hospital holdings fared relatively well. For example, hospitals operator HCA gained value as concerns regarding the company's debt levels waned.

On the other hand, the fund suffered generally disappointing results in the financials sector, where results were hurt by weakness among insurance companies. The insurance sector was subject to ongoing legal and regulatory scrutiny, which adversely affected valuations. American

International Group and Marsh & McLennan ranked among the fund's most severely affected insurance holdings during the reporting period.

What is the fund's current strategy?

We have continued to find attractively valued opportunities among media stocks, where we believe industry consolidation is likely to unlock value among companies such as The News Corporation and Viacom, which announced plans to split into two companies. We also believe that the worst is over for the fund's insurance holdings. Both Marsh & McLennan and AIG have installed new management teams and appear to be taking steps toward addressing regulators' concerns. Conversely, valuations of many energy, materials and basic manufacturing stocks may have gotten ahead of themselves, and the fund ended the reporting period with underweighted positions in these areas.

Finally, we have identified a number of attractive values in the information technology sector. Indeed, some technology companies that traditionally have been considered growth stocks have fallen to price levels more akin to traditional value stocks. Among technology companies, we have focused primarily on those that, in our judgment, will be able to continue to grow even in a period of slowing economic growth.

April 15, 2005

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation, who has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]   *The fund commenced operations after all of the assets of a predecessor mutual fund were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers Class A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund, and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not.*

[3]   *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Intrinsic Value Fund Class A shares, Class C shares and Class T shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A, Class C and Class T shares of Dreyfus Premier Intrinsic Value Fund on 04/04/95 (inception date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on 03/31/95 is used as the beginning value on 04/04/95. All dividends and capital gain distributions are reinvested. Performance for Class B and Class R shares will vary from the performance of Class A, Class C and Class T shares shown above due to differences in charges and expenses.
Effective May 1, 2004, Dreyfus Premier Intrinsic Value Fund (the "fund") commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization. On that date, the fund began to offer Class A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. The fund's other share classes have achieved different returns.
The fund's performance shown in the line graph above takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/05*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**4/4/95**	**0.65%**	**6.86%**	**11.24%**
without sales charge	**4/4/95**	**6.79%**	**8.13%**	**11.90%**
Class B shares				
with applicable redemption charge †	**1/28/98**	**2.07%**	**7.23%**	**6.84%††**
without redemption	**1/28/98**	**6.07%**	**7.53%**	**6.84%††**
Class C shares				
with applicable redemption charge †††	**4/4/95**	**4.97%**	**7.54%**	**11.31%**
without redemption	**4/4/95**	**5.97%**	**7.54%**	**11.31%**
Class R shares	**9/11/95**	**7.09%**	**8.74%**	**11.27%**
Class T shares				
with applicable sales charge (4.5%)	**4/4/95**	**1.74%**	**7.09%**	**11.35%**
without sales charge	**4/4/95**	**6.55%**	**8.09%**	**11.87%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class C and Class T shares shown in the table include the performance of the predecessor fund from April 4, 1995, to April 30, 2004, for Class B from January 28, 1998, to April 30, 2004, and for Class R from September 11, 1995, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Intrinsic Value Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.55	$ 9.80	$ 9.90	$ 4.32	$ 7.50
Ending value (after expenses)	$1,060.30	$1,057.40	$1,057.40	$1,063.10	$1,060.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.39	$ 9.60	$ 9.70	$ 4.23	$ 7.34
Ending value (after expenses)	$1,017.60	$1,015.41	$1,015.31	$1,020.74	$1,017.65

† *Expenses are equal to the fund's annualized expense ratio of 1.47% for Class A, 1.91% for Class B, 1.93% for Class C, .84% for Class R and 1.46% for Class T, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005

Common Stocks−99.8%	Shares	Value ($)
Consumer Discretionary−23.1%		
Clear Channel Communications	100,000	3,447,000
Comcast, Cl. A	89,500 [a]	3,023,310
Home Depot	192,300	7,353,552
IAC/InterActiveCorp	100,300 [a,b]	2,233,681
Knight-Ridder	7,900	531,275
Liberty Media, Cl. A	601,443 [a]	6,236,964
McDonald's	7,600	236,664
News Cl. A	378,676	6,407,198
TJX Cos.	237,300	5,844,699
Time Warner	190,800 [a]	3,348,540
Viacom, Cl. B	121,400	4,228,362
WPP Group, ADR	72,500	4,112,925
Wal-Mart Stores	89,000	4,459,790
		51,463,960
Consumer Staples−6.1%		
Altria Group	69,600	4,551,144
Coca-Cola	55,300	2,304,351
Procter & Gamble	129,400	6,858,200
		13,713,695
Energy−8.7%		
ChevronTexaco	96,212	5,610,122
ConocoPhillips	44,400	4,788,096
Exxon Mobil	151,000	8,999,600
		19,397,818
Financial−24.0%		
AFLAC	27,800	1,035,828
American Express	86,900	4,464,053
American International Group	150,000	8,311,500
Berkshire Hathaway, Cl. B	1,176 [a]	3,358,656
Countrywide Financial	50,000	1,623,000
JPMorgan Chase & Co.	158,400	5,480,640
MBIA	18,000	941,040
Marsh & McLennan Cos.	111,700	3,397,914
Merrill Lynch & Co.	60,000	3,396,000
Morgan Stanley	60,200	3,446,450
St. Paul Travelers Cos.	121,473	4,461,703

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
U.S. Bancorp	194,200	5,596,844
Washington Mutual	27,000	1,066,500
Wells Fargo & Co.	115,500	6,906,900
		53,487,028
Financial Services—8.9%		
Bank Of America	208,092	9,176,857
Citigroup	235,733	10,593,841
		19,770,698
Health Care—4.1%		
Johnson & Johnson	85,300	5,728,748
Pfizer	128,800	3,383,576
		9,112,324
Industrial—9.5%		
Dover	5,500	207,845
General Dynamics	16,500	1,766,325
General Electric	253,400	9,137,604
H&R Block	111,000	5,614,380
United Technologies	44,900	4,564,534
		21,290,688
Information Technology—14.4%		
Electronic Data Systems	105,600	2,182,752
First Data	111,000	4,363,410
Hewlett-Packard	212,800	4,668,832
Intel	96,400	2,239,372
International Business Machines	38,100	3,481,578
Microsoft	234,400	5,665,448
Motorola	149,900	2,244,003
Nokia, ADR	251,700	3,883,731
Oracle	269,000 [a]	3,357,120
		32,086,246
Telecommunication Services—1.0%		
BellSouth	87,600	**2,303,004**
Total Common Stocks		
(cost $199,202,026)		**222,625,461**

Other Investment—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,382,000)	2,382,000 c	**2,382,000**
Investment of Cash Collateral for Securities Loaned—.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Money Market Fund (cost $197,708)	197,708 c	**197,708**
Total Investments (cost $201,781,734)	**101.0%**	**225,205,169**
Liabilities, Less Cash and Receivables	**(1.0%)**	**(2,139,411)**
Net Assets	**100.0%**	**223,065,758**

ADR—American Depository Receipts.

a   Non-income producing.

b   A portion of this security is on loan. At March 31, 2005, the total market value of the portfolio's security on loan is $191,433 and the total market value of the collateral held by the portfolio is $197,708.

c   Investments in affiliated money market mutual funds.

Portfolio Summary†

	Value (%)		Value (%)
Financial	24.0	Consumer Staples	6.1
Consumer Discretionary	23.1	Health Care	4.1
Information Technology	14.4	Money Market Investments	1.2
Industrial	9.5	Telecommunications Services	1.0
Financial Services	8.9		
Energy	8.7		**101.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $191,433)–Note 1(b):		
Unaffiliated issuers	199,202,026	222,625,461
Affiliated issuers	2,579,708	2,579,708
Cash		212,675
Receivable for investment securities sold		550,727
Dividends receivable		278,834
Receivable for shares of Beneficial Interest subscribed		152,569
Prepaid expenses		28,981
		226,428,955
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		245,733
Payable for investment securities purchased		1,984,433
Payable for shares of Beneficial Interest redeemed		766,356
Liability for securities on loan–Note 1(b)		197,708
Accrued expenses		168,967
		3,363,197
Net Assets ($)		**223,065,758**
Composition of Net Assets ($):		
Paid-in capital		193,098,663
Accumulated undistributed investment income–net		295,866
Accumulated net realized gain (loss) on investments		6,247,794
Accumulated net unrealized appreciation		
(depreciation) on investments		23,423,435
Net Assets ($)		**223,065,758**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	8,622,333	32,993,203	27,262,971	113,478,290	40,708,961
Shares Outstanding	395,387	1,548,184	1,272,571	5,129,635	1,865,548
Net Asset Value Per Share ($)	**21.81**	**21.31**	**21.42**	**22.12**	**21.82**

See notes to financial statements.

STATEMENT OF OPERATIONS†

Year Ended March 31, 2005

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	4,533,758
Affiliated issuers	68,058
Interest	83,034
Income from securities lending	10,700
Total Income	**4,695,550**
Expenses:	
Investment advisory fees–Note 3(a)	1,523,584
Distribution fees–Note 3(b)	543,355
Shareholder servicing costs–Note 3(c)	473,623
Professional fees	77,354
Registration fees	52,463
Prospectus and shareholders' reports	45,086
Custodian fees–Note 3(c)	22,084
Trustees' fees and expenses–Note 3(d)	18,668
Administration fee–Note 3(a)	14,207
Interest expense–Note 2	84
Miscellaneous	46,042
Total Expenses	**2,816,550**
Less–reduction in expenses due to undertakings–Note 3(a)	(22,989)
Net Expenses	**2,793,561**
Investment Income–Net	**1,901,989**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	12,849,677
Net unrealized appreciation (depreciation) on investments	7,365,217
Net Realized and Unrealized Gain (Loss) on Investments	**20,214,894**
Net Increase in Net Assets Resulting from Operations	**22,116,883**

† *Represents information for predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005 [a,b]	2004 [b]
Operations ($):		
Investment income−net	1,901,989	511,128
Net realized gain (loss) on investments	12,849,677	2,295,339
Net unrealized appreciation (depreciation) on investments	7,365,217	26,788,726
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,116,883**	**29,595,193**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(63,753)	−
Class B shares	(141,317)	(29,005)
Class C shares	(118,347)	(39,765)
Class R shares	(1,254,590)	(241,119)
Class T shares	(385,744)	(211,744)
Net realized gain on investments:		
Class A shares	(165,026)	−
Class B shares	(763,985)	−
Class C shares	(625,287)	−
Class R shares	(2,425,097)	−
Class T shares	(1,005,755)	−
Total Dividends	**(6,948,901)**	**(521,633)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	9,441,189	−
Class B shares	5,667,179	6,871,491
Class C shares	4,102,715	9,104,627
Class R shares	84,513,993	7,206,002
Class T shares	6,033,806	22,161,212
Net assets received in connection with reorganization−Note 1:		
Class B shares	11,484,393	−
Class C shares	6,716,277	−
Class R shares	375,577	−
Class T shares	17,645,705	−

| | Year Ended March 31, | |
	2005[a,b]	2004[b]
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	214,748	–
Class B shares	806,874	25,643
Class C shares	673,874	35,547
Class R shares	3,501,826	233,179
Class T shares	1,244,804	162,794
Cost of shares redeemed:		
Class A shares	(1,202,976)	–
Class B shares	(5,335,156)	(2,289,984)
Class C shares	(5,928,816)	(4,542,192)
Class R shares	(15,887,374)	(10,085,932)
Class T shares	(25,843,908)	(8,560,095)
Increase (Decrease) in Net Assets		
from Beneficial Interest Transactions	**98,224,730**	**20,322,292**
Total Increase (Decrease) in Net Assets	**113,392,712**	**49,395,852**
Net Assets ($):		
Beginning of Period	109,673,046	60,277,194
End of Period	**223,065,758**	**109,673,046**
Undistributed investment income–net	295,866	357,628

	Year Ended March 31,	
	2005[a,b]	2004[b]
Capital Share Transactions:		
Class A		
Shares sold	440,792	–
Shares issued for dividends reinvested	9,708	–
Shares redeemed	(55,113)	–
Net Increase (Decrease) in Shares Outstanding	**395,387**	**–**
Class B		
Shares sold	236,809	365,467
Shares issued in connection with reorganization–Note 1	564,344	–
Shares issued for dividends reinvested	37,398	1,335
Shares redeemed	(257,645)	(123,112)
Net Increase (Decrease) in Shares Outstanding	**580,906**	**243,690**
Class C		
Shares sold	172,796	491,633
Shares issued in connection with reorganization–Note 1	327,943	–
Shares issued for dividends reinvested	31,099	1,840
Shares redeemed	(284,900)	(230,527)
Net Increase (Decrease) in Shares Outstanding	**246,938**	**262,946**
Class R		
Shares sold	4,426,031	357,139
Shares issued in connection with reorganization–Note 1	17,817	–
Shares issued for dividends reinvested	156,780	11,753
Shares redeemed	(735,779)	(502,732)
Net Increase (Decrease) in Shares Outstanding	**3,864,849**	**(133,840)**
Class T		
Shares sold	230,671	1,188,300
Shares issued in connection with reorganization–Note 1	848,351	–
Shares issued for dividends reinvested	56,590	8,297
Shares redeemed	(1,221,552)	(442,336)
Net Increase (Decrease) in Shares Outstanding	**(85,940)**	**754,261**

[a] *The fund commenced offering five classes of shares as of the close of business on April 30, 2004. The existing shares were redesignated and the fund added Class A shares.*

[b] *Represents information for predecessor, Bear Stearns Intrinsic Value Portfolio through April 30, 2004.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, R and T shares represents the financial highlights of the fund's predecessor, Bear Stearns Intrinsic Value Portfolio ("Intrinsic Value Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, R and T shares thereafter. Before the fund commenced operations, substantially all of the assets of the Intrinsic Value Portfolio were transferred to the fund in exchange for Class B, C, R and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

Class A Shares	Year Ended March 31, 2005[a]
Per Share Data ($):	
Net asset value, beginning of period	20.80
Investment Operations:	
Investment income–net[b]	.19
Net realized and unrealized gain (loss) on investments	1.51
Total from Investment Operations	1.70
Distributions:	
Dividends from investment income–net	(.19)
Dividends from net realized gain on investments	(.50)
Total Distributions	(.69)
Net asset value, end of period	21.81
Total Return (%)[c]	8.12[d]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.32[d]
Ratio of net expenses to average net assets	1.32[d]
Ratio of net investment income to average net assets	.77[d]
Portfolio Turnover Rate	69.29
Net Assets, end of period ($ X 1,000)	8,622

[a] From May 1, 2004 (commencement of operations) to March 31, 2005.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class B Shares†	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	20.67	14.50	19.65	19.35	16.49
Investment Operations:					
Investment income (loss)−net	.06[a]	.00[b]	.05	(.02)	.03
Net realized and unrealized gain (loss) on investments	1.20	6.20	(5.16)	.81	3.78
Total from Investment Operations	1.26	6.20	(5.11)	.79	3.81
Distributions:					
Dividends from investment income−net	(.11)	(.03)	(.04)	−	(.04)
Dividends from net realized gain on investments	(.51)	−	−	(.49)	(.91)
Total Distributions	(.62)	(.03)	(.04)	(.49)	(.95)
Net asset value, end of period	21.31	20.67	14.50	19.65	19.35
Total Return (%)[c]	6.07	42.79	(26.02)	4.17	23.19
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.01	2.32	2.43	2.75	3.50
Ratio of net expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net investment income (loss) to average net assets	.29	.09	.45	(.07)	.15
Portfolio Turnover Rate	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	32,993	19,990	10,489	9,733	3,687

† *Represents information for Class B shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Amount represents less than $.01 per share.*
c *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	20.79	14.58	19.74	19.43	16.55
Investment Operations:					
Investment income (loss)–net	.06[a]	.01	.06	(.01)	.02
Net realized and unrealized gain (loss) on investments	1.18	6.24	(5.18)	.81	3.80
Total from Investment Operations	1.24	6.25	(5.12)	.80	3.82
Distributions:					
Dividends from investment income–net	(.10)	(.04)	(.04)	–	(.03)
Dividends from net realized gain on investments	(.51)	–	–	(.49)	(.91)
Total Distributions	(.61)	(.04)	(.04)	(.49)	(.94)
Net asset value, end of period	21.42	20.79	14.58	19.74	19.43
Total Return (%)[b]	5.97	42.86	(25.95)	4.20	23.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.32	2.43	2.75	3.50
Ratio of net expenses to average net assets	1.98	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets	.30	.09	.44	.02	.11
Portfolio Turnover Rate	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	27,263	21,324	11,123	13,528	5,675

[†] *Represents information for Class C shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class R Shares†	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	21.43	14.97	20.17	19.67	16.73
Investment Operations:					
Investment income−net	.31a	.16	.22	.11	.26
Net realized and unrealized gain (loss) on investments	1.21	6.47	(5.23)	.91	3.80
Total from Investment Operations	1.52	6.63	(5.01)	1.02	4.06
Distributions:					
Dividends from investment income−net	(.32)	(.17)	(.19)	(.03)	(.21)
Dividends from net realized gain on investments	(.51)	–	–	(.49)	(.91)
Total Distributions	(.83)	(.17)	(.19)	(.52)	(1.12)
Net asset value, end of period	22.12	21.43	14.97	20.17	19.67
Total Return (%)	7.09	44.41	(24.92)	5.28	24.38
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.94	1.32	1.43	1.75	2.50
Ratio of net expenses to average net assets	.93	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	1.37	1.09	1.44	.92	1.65
Portfolio Turnover Rate	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	113,478	27,109	20,931	22,341	7,038

† *Represents information for Class Y shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*

a *Based on average shares outstanding at each month end.*

See notes to financial statements.

Class T Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	21.14	14.81	20.04	19.63	16.71
Investment Operations:					
Investment income–net	.17[a]	.09	.14	.04	.11
Net realized and unrealized gain (loss) on investments	1.22	6.35	(5.26)	.87	3.85
Total from Investment Operations	1.39	6.44	(5.12)	.91	3.96
Distributions:					
Dividends from investment income–net	(.20)	(.11)	(.11)	(.01)	(.13)
Dividends from net realized gain on investments	(.51)	–	–	(.49)	(.91)
Total Distributions	(.71)	(.11)	(.11)	(.50)	(1.04)
Net asset value, end of period	21.82	21.14	14.81	20.04	19.63
Total Return (%)[b]	6.55	43.53	(25.60)	4.72	23.79
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.82	1.93	2.25	3.00
Ratio of net expenses to average net assets	1.48	1.50	1.50	1.50	1.50
Ratio of net investment income to average net assets	.79	.59	.93	.38	.72
Portfolio Turnover Rate	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	40,709	41,250	17,734	20,953	11,983

[†] *Represents information for Class A shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Intrinsic Value Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Bear Stearns Asset Management Inc. ("BSAM"), serves as the fund's sub-investment adviser.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board and shareholders of Bear Stearns Intrinsic Value Portfolio ("Intrinsic Value Portfolio"), a series of The Bear Stearns Funds, all of the assets, subject to the liabilities, of Intrinsic Value Portfolio, were transferred to the fund in exchange for shares of beneficial interest of the fund's Class B, Class C, Class R and Class T shares of equal value on the close of business on April 30, 2004. Holders of Class A shares of Intrinsic Value Portfolio received Class T shares of the fund, holders of Class B shares of Intrinsic Value Portfolio received Class B shares of the fund, holders of Class C shares of Intrinsic Value Portfolio received Class C shares of the fund and holders of Class Y shares of Intrinsic Value Portfolio received Class R shares of the fund, in each case in an amount equal to the aggregate net asset value of their investment in Intrinsic Value Portfolio at the time of the exchange. On the date of the exchange, the fund created Class A. The net asset value of the fund's shares on the close of business on April 30, 2004, after the reorganization, was $20.35 per share for Class B shares, $20.48 per share for Class C shares, $21.08 per share for Class R shares and $20.80 per share for Class T shares, and a total of 970,708 Class B shares, 993,706 Class C shares, 1,724,966 Class R shares and 1,979,347 Class T shares, representing net assets of $19,757,674 Class B shares, $20,349,422 Class C shares, $36,360,624 Class R shares and $41,177,476 Class T shares (including $13,088,365 net unrealized appreciation on investments) were issued to Intrinsic Value Portfolio's shareholders in the exchange. The exchange was a tax-free event to shareholders. Intrinsic Value Portfolio was the accounting survivor in the reorganization and as such, the financial statements and financial highlights reflect the financial information of Intrinsic Value Portfolio through April 30, 2004. Intrinsic Value Portfolio was the accounting survivor in the reorganization and as such, the financial statements and financial highlights reflect the financial information of Intrinsic Value Portfolio through April 30, 2004.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board and shareholders of Bear Stearns Insiders Select Fund ("Insiders Select Fund"), a series of The Bear Stearns Funds, all of the assets, subject to the liabilities, of Insiders Select Fund, were transferred to the fund in exchange for shares of beneficial interest of the fund's Class B, Class C, Class R and Class T shares of equal value on the close of business on April 30, 2004. Holders of Class A shares of Insiders Select Fund received Class T shares of the fund, holders of Class B shares of Insiders Select Fund received Class B shares of the fund, holders of Class C shares of Insiders Select Fund received Class C shares of the fund and holders of Class Y shares of Insiders Select Fund received Class R shares of the fund, in each case in an amount equal to the aggregate net asset value of their investment in Insiders Select Fund at the time of the exchange. The net asset value of the fund's shares on the close of business on April 30, 2004, after the reorganization, was $20.35 per share for Class B shares, $20.48 per share for Class C shares, $21.08 per share for Class R shares and $20.80 per share for Class T shares, and a total of 564,344 Class B shares, 327,943 Class C shares, 17,817 Class R shares and 848,351 Class T shares, representing net assets of $11,484,393 Class B shares, $6,716,277 Class C shares, $375,577 Class R shares and $17,645,705 Class T shares (including $7,524,300 net unrealized appreciation on investments) were issued to Insiders Select Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders.

Prior to April 30, 2004, BSAM served as investment advisor, Bear Stearns Funds Management Inc. ("BSFM") served as administrator and Bear, Stearns & Co. Inc. ("Bear Stearns") served as distributor to Intrinsic Value Portfolio. BSAM, BSFM and Bear Stearns are each wholly-owned subsidiaries of The Bear Stearns Companies, Inc.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,108,162, accumulated capital gains $5,408,788 and unrealized appreciation $21,450,145.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, was as follows: ordinary income $2,296,643 and $521,633 and long-term capital gains $4,652,258 and $0, respectively.

During the period ended March 31, 2005, as a result of permanent book to tax differences, primarily due to the utilization of the capital loss carryover from the merger with Insiders Select Fund, the fund decreased accumulated net realized gain (loss) on investments by $837,396 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended March 31, 2005 was approximately $4,100, with a related weighted average annualized interest rate of 2.05%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T shares for the two-year period ending May 1, 2006, to the extent that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of such class' average daily net assets. During the period from April 1, 2004 through April 30, 2004, BSAM received a fee at an annual rate of .75 of 1% of the value of Intrinsic Value Portfolio's average daily net assets. BSAM had also agreed to limit total operating expenses to certain maximum levels as a percent of average daily net assets. The investment advisory fees earned and expense reductions undertaken for the period ended March 31, 2005 were as follows:

	Investment Advisory Fee ($)	Expense Reductions ($)
Dreyfus	1,452,549	–
BSAM	71,035	22,989
Total	**1,523,584**	**22,989**

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and BSAM, Dreyfus pays BSAM a fee payable monthly at the annual rate of .25 of 1% of the value of the fund's average daily net assets.

BSFM served as administrator to Intrinsic Value Portfolio pursuant to an Administration Agreement. BSFM received from Intrinsic Value Portfolio a monthly fee equal to an annual rate of 0.15% of the average daily net assets up to $1 billion, 0.12% of the next $1 billion, 0.10% of the next $3 billion and 0.08% of the average daily net assets above $5 billion. The administration fee amounted to $14,207 for the period ended April 30, 2004. This agreement was terminated as of the close of business on April 30, 2004, due to the reorganization.

During the period ended March 31, 2005, the Distributor retained $44,550 and $3,388 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $72,706 and $7,064 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively. During the period ended March 31, 2005, Bear Stearns retained $24,907 from commissions and $69,278 from contingent deferred sales charges.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Under the prior distribution plan with Bear Stearns, Class B, Class C and Class T shares were subject to a distribution fee of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Distribution plan fees for the period ended March 31, 2005 were as follows:

	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	221,090	182,688	105,682
Bear Stearns	12,329	13,003	8,563
Total	**233,419**	**195,691**	**114,245**

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. Under the prior shareholder services plan with Bear Stearns, Class B, Class C and Class T shares were subject to a shareholder services plan fee of up to .25 of 1% of the value of the average daily net assets of such class. Shareholder services plan fees for the period ended March 31, 2005 were as follows:

	Class A ($)	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	13,061	73,697	60,896	105,682
Bear Stearns	–	4,109	4,334	8,563
Total	**13,061**	**77,806**	**65,230**	**114,245**

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $106,356 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. Prior to April 30, 2004, Custodial Trust Company ("CTC"), a wholly owned subsidiary of The Bear Stearns Companies, Inc., served as custodian to Intrinsic Value Portfolio. Custody fees charged for the period ended March 31, 2005 were as follows:

Mellon Bank, N.A.	$20,390
CTC	1,694
Total	**$22,084**

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $144,926, Rule 12b-1 distribution plan fees $47,810, shareholder services plan fees $23,653, custodian fees $10,647 and transfer agency per account fees $18,697.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) During the period ended March 31, 2005, the fund incurred total brokerage commissions of $371,605, of which $45,513 was paid to Bear Stearns.

(f) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and securities received from the reorganization with Insiders Select Portfolio of $31,200,338, during the period ended March 31, 2005, amounted to $188,923,654 and $116,810,859, respectively.

At March 31, 2005, the cost of investments for federal income tax purposes was $203,755,024; accordingly, accumulated net unrealized appreciation on investments was $21,450,145, consisting of $27,778,021 gross unrealized appreciation and $6,327,876 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Intrinsic Value Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Intrinsic Value Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2005 and the related statements of operations and changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended March 31, 2004 and financial highlights for each of the four years in the period then ended were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of March 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier Intrinsic Value Fund at March 31, 2005, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 16, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.4716 per share as a long-term capital gain distribution paid on December 15, 2004. Also, the fund hereby designates 73.75% of the ordinary dividends paid during the fiscal year ended March 31, 2005 as qualifying for the corporate dividends received deduction. Also, certain dividends paid by the fund may be subject to a maximum tax rate of 15% as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,856,825 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

At a meeting of the Board of Trustees held on March 14, 2005, the Board considered the re-approval for another one-year term of the fund's Investment Advisory Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services, and of the fund's Sub-Investment Advisory Agreement with Bear Stearns Asset Management, Inc. ("BSAM"), pursuant to which BSAM provides day-to-day management of the fund's portfolio. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the Fund pursuant to its Investment Advisory Agreement, and by BSAM pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's and BSAM's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over BSAM.

<u>Comparative Analysis of the fund's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, investment advisory fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper averages, and discussed the results of the comparisons. The Board members noted that the Manager assumed management of the fund on May 1, 2004, after all of the assets of a predecessor fund advised by BSAM were transferred to the fund in a tax-free reorganization. The Board members noted that for the one-, three- and five-year periods ended January 31, 2005 the fund's performance as measured by total return was generally competitive with the comparison group and the Lipper category. The Board further noted that while the fund's one-year total return was below the comparison group and the Lipper category averages, the fund has outperformed the S&P 500 Index for five consecutive calendar years. The Board members discussed the fund's investment advisory fee and expense ratio, noting that the fund's investment advisory fee was comparable to those of the comparison group and the Lipper category averages. The Board members noted that the Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T for the two-year period ending May 1, 2006, so that the annual operating expenses of each such class (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.00%.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies (the "Similar Funds") and to the Manager or BSAM or any of their affiliates by separate accounts with similar investment objectives, policies and strategies (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts"), and explained the nature of each Similar Account and the differences, from the Manager and BSAM's perspective, as applicable, in providing services to such Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid for managing the Similar Accounts and discussed the relationship of the advisory fees paid in light of the Manager's or BSAM's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or BSAM, as applicable, to evaluate the appropriateness and reasonableness of the fund's investment advisory and sub-advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager and BSAM from acting as investment adviser and sub-investment adviser, respectively, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the Manager, and not the fund, pays BSAM pursuant to the Sub-Investment Advisory Agreement. The Board noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement and Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations:

- The Board concluded that the nature, quality and extent of the services provided by the Manager and BSAM are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager and BSAM from their relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement, and the Sub-Investment Advisory Agreement with BSAM, was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

——————————

David P. Feldman (65)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

——————————

Ehud Houminer (64)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities
  Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

———————————

T. John Szarkowski (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

———————————

Anne Wexler (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since June 2003.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 90 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since June 2003.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 90 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, Vice President since June 2003.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

JEFF PRUSNOFSKY, Secretary since June 2003.

Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, Secretary since June 2003.

Associate General Counsel of Dreyfus, and an officer of 88 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since June 2003.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since June 2003.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 104 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since September 1982.

ROBERT ROBOL, Assistant Treasurer since June 2003.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 38 investment companies (comprised of 83 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since June 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 109 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since June 2003.

Mutual Funds Tax Director of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since June 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Intrinsic Value Fund**
200 Park Avenue
New York, NY 10166

Investment Advisor

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Bear Stearns Asset
Management Inc.
383 Madison Avenue
New York, NY 10179

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6026AR0305

Dreyfus Premier
S&P STARS Fund

ANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

8 Understanding Your Fund's Expenses

8 Comparing Your Fund's Expenses
   With Those of Other Funds

9 Statement of Investments

12 Statement of Assets and Liabilities

13 Statement of Operations

14 Statement of Changes in Net Assets

16 Financial Highlights

21 Notes to Financial Statements

32 Report of Independent Registered
   Public Accounting Firm

33 Information About the Review and Approval
   of the Fund's Investment Advisory Agreement

37 Board Members Information

39 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier S&P STARS Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Robert S. Natale, CFA, of Bear Stearns Asset Management Inc., the fund's sub-investment adviser.

Stocks produced lackluster returns for much of the reporting period before rallying strongly in the wake of the U.S. presidential election during the fourth quarter of 2004. Subsequently, over the first three months of 2005, stocks lost some ground as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's performance over the reporting period highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Robert S. Natale, CFA, Portfolio Manager

How did Dreyfus Premier S&P STARS Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2005, the fund produced total returns of 8.68% for Class B shares, 8.73% for Class C shares, 9.89% for Class R shares and 9.27% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 6.69% for the same period.[2,3] In addition, the average return of all funds reported in the Lipper Multi-Cap Core category was 5.84%.[4]

From its transition to Dreyfus on May 1, 2004, through March 31, 2005, the fund's Class A shares produced total returns of 14.90%.[1] The S&P 500 Index produced a total return of 8.39% for this period.[2,3]

Despite lackluster returns over much of the reporting period, a rally during the fourth quarter of 2004 helped propel the S&P 500 Index upward for this entire one-year period. The fund produced higher returns than its benchmark and Lipper category average, primarily due to the success of our stock selection strategy in the utilities, consumer staples, financials, telecommunications services and energy sectors.

What is the fund's investment approach?

The fund seeks to provide investment results that exceed the total return of the S&P 500 Index. To pursue this goal, the fund normally invests at least 85% of its net assets upon initial purchase in securities that have buy rankings by Standard & Poor's (S&P) analysts according to the S&P STock Appreciation Ranking System (or STARS).

S&P's research staff analyzes approximately 1,500 stocks, and ranks the short- to intermediate-term appreciation potential in one of five categories, from a top rating of 5-STARS (Buy) to a low rating of 1-STARS (Sell). The portfolio manager generally uses STARS to identify common stocks in the highest categories (5- and 4-STARS) for purchase, and in the lowest category (1- and 2-STARS) for occasional short selling. "Short selling" refers to a strategy in which the fund sells a security it has borrowed in anticipation of repurchasing it at a lower price in the future, thereby realizing a gain.

The fund's management team independently analyzes the stocks ranked by S&P analysts according to the STARS system and identifies for purchase those highly ranked stocks it believes have the greatest potential to achieve growth and be acquired at a reasonable price. The team identifies the low-ranked stocks for short sale that it believes are most likely to decline in value. In evaluating stocks, the team examines such factors as market segment, industry, earnings history, price-to-earnings ratio, P/E to growth ratio and management.

What other factors influenced the fund's performance?

The first half of the reporting period was marked by political and economic uncertainty, and the U.S. stock market generally failed to advance in a lackluster market environment. These circumstances appeared to change during the fourth quarter of 2004, when the end of the presidential campaign and signs of stronger economic growth fueled a sharp rally. Although the market later gave up some of those gains when interest rates and inflation concerns rose, the fund ended the reporting period with a respectable gain.

In this environment, the stocks in the fund produced higher returns than the S&P 500 Index in nine of ten sub-sectors. Utilities stocks comprised the top-performing sector for the reporting period, led by merchant energy providers AES Corp., Reliant Energy and TXU Corp. In the consumer staples area, beverage maker Constellation Brands contributed strongly to performance as the company consolidated its wine businesses and experienced above-average earnings growth. The fund's investments in the financials sector benefited from its holdings in the insurance and capital markets industries, such as Allstate and Lehman Brothers, respectively. Wireless telephone companies drove performance among telecommunications services providers, where Nextel Partners enjoyed growth in subscribers and free cash flow.

The information technology sector represented the only area in which the fund lagged its benchmark. The fund's technology returns were hindered by its investments in semiconductor companies, which experienced an inventory correction during the reporting period. Although we believe that the industry's business fundamentals remain sound and semiconductor stock prices began to rebound later in the reporting period, it was not enough to offset earlier weakness.

What is the fund's current strategy?

We recently increased the fund's exposure to the information technology sector as stocks fell to more attractive valuations. In the consumer discretionary sector, we have moved assets away from retailers, which may be vulnerable to declining consumer confidence, and into media stocks, which we expect to benefit from stronger advertising spending by corporations. We have moved to a market weight position in the energy sector, while commodity prices settle back to reflect underlying demand. We have maintained an underweight position in the financials sector, where some companies may see profit margins erode on higher interest rates.

In addition, many traditional growth stocks currently are selling at attractive valuations, while many traditional value stocks appear richly valued to us. We have positioned the fund to participate in any upward revaluation of growth stocks in the event they move back toward historical norms.

April 15, 2005

The fund may engage in short-selling trading, which involves selling a security it does not own in anticipation that the security's price will decline and may expose the fund to the risk that it will be required to buy the security sold short at a time when the security has appreciated in value, thus resulting in a loss to the fund.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation, which has contractually agreed to waive receipt of its fees and/or assume the expenses of Classes B, C, R and T for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *The fund commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers Class A, B, C and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. "Standard & Poor's®," "S&P STARS," "S&P®" and "STARS®" are trademarks of Standard and Poor's and have been licensed for use on behalf of the fund. The fund is not sponsored, managed, advised, sold or promoted by S&P and its affiliates.*

[4] *Source: Lipper Inc.*

FUND PERFORMANCE



Dreyfus Premier S&P STARS Fund (Class A shares) ——————
Dreyfus Premier S&P STARS Fund (Class C shares) ——————
Dreyfus Premier S&P STARS Fund (Class T shares) - - - - -
Standard & Poor's 500 Composite Stock Price Index† · · · · ·

Dollars

42,000
36,500
31,000
25,500
20,000
14,500
9,000

$28,018
$27,905
$27,873
$27,698

4/5/95 96 97 98 99 00 01 02 03 04 05

Years Ended 3/31

Comparison of change in value of $10,000 investment in Dreyfus Premier S&P STARS Fund Class A shares, Class C shares and Class T shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class C and Class T shares of Dreyfus Premier S&P STARS Fund on 04/05/95 (inception date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on 03/31/95 is used as the beginning value on 04/05/95. All dividends and capital gain distributions are reinvested. Performance for Class B and Class R shares will vary from the performance of Class A, Class C and Class T shares shown above due to differences in charges and expenses.

Effective May 1, 2004, Dreyfus Premier S&P STARS Fund (the "fund") commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization. On that date, the fund began to offer Class A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. The fund's other share classes have achieved different returns.

The fund's performance shown in the line graph above takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/05*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**4/5/95**	**3.10%**	**(7.62)%**	**10.74%**
without sales charge	**4/5/95**	**9.40%**	**(6.52)%**	**11.39%**
Class B shares				
with applicable redemption charge †	**1/5/98**	**4.68%**	**(7.37)%**	**6.00%††**
without redemption	**1/5/98**	**8.68%**	**(7.00)%**	**6.00%††**
Class C shares				
with applicable redemption charge †††	**4/5/95**	**7.73%**	**(7.01)%**	**10.82%**
without redemption	**4/5/95**	**8.73%**	**(7.01)%**	**10.82%**
Class R shares	**8/7/95**	**9.89%**	**(6.01)%**	**10.54%**
Class T shares				
with applicable sales charge (4.5%)	**4/5/95**	**4.37%**	**(7.41)%**	**10.86%**
without sales charge	**4/5/95**	**9.27%**	**(6.55)%**	**11.38%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class C and Class T shares shown in the table include the performance of the predecessor fund from April 5, 1995, to April 30, 2004, for Class B from January 5, 1998, to April 30, 2004, and for Class R from August 7, 1995, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier S&P STARS Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.41	$ 10.54	$ 10.54	$ 4.68	$ 7.93
Ending value (after expenses)	$1,106.80	$1,103.90	$1,104.00	$1,109.90	$1,106.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.09	$ 10.10	$ 10.10	$ 4.48	$ 7.59
Ending value (after expenses)	$1,017.90	$1,014.91	$1,014.91	$1,020.49	$1,017.40

† *Expenses are equal to the fund's annualized expense ratio of 1.41% for Class A, 2.01% for Class B, 2.01% for Class C, .89% for Class R and 1.51% for Class T, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005

Common Stocks–100.0%	Shares		Value ($)
Consumer Discretionary–10.7%			
Denny's	4,540,000	a,b	21,565,000
Home Depot	690,000		26,385,600
Liberty Media, Cl. A	2,700,000	a	27,999,000
News, Cl. A	1,590,000		26,902,800
Shopping.com	340,000	a,c	6,052,000
Time Warner	1,540,000	a	27,027,000
			135,931,400
Consumer Staples–4.3%			
Constellation Brands, Cl. A	520,000	a	27,492,400
Procter & Gamble	510,000		27,030,000
			54,522,400
Energy–12.8%			
Apache	490,000		30,002,700
ConocoPhillips	120,000		12,940,800
Devon Energy	670,000		31,992,500
Exxon Mobil	490,000		29,204,000
Kerr-McGee	360,000		28,198,800
Noble Energy	440,000		29,928,800
			162,267,600
Financial–15.0%			
Affiliated Managers Group	430,000	a	26,672,900
Allstate	540,000		29,192,400
Ambac Financial Group	340,000		25,415,000
Bank of America	630,000		27,783,000
Citigroup	560,000		25,166,400
Lehman Brothers Holdings	290,000		27,306,400
MBNA	1,160,000		28,478,000
			190,014,100
Health Care–15.7%			
Boston Scientific	890,000	a	26,068,100
Coventry Health Care	460,000	a	31,344,400
Fisher Scientific International	440,000	a	25,044,800
ICOS	1,200,000	a	26,952,000
Intuitive Surgical	300,000	a	13,641,000
Johnson & Johnson	430,000		28,878,800

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
LifePoint Hospitals	460,000 a	20,166,400
Sanofi-Aventis, ADR	630,000	26,674,200
		198,769,700
Industrials—6.3%		
Burlington Northern Santa Fe	570,000	30,740,100
Ingersoll-Rand, Cl. A	380,000	30,267,000
Manitowoc	470,000	18,983,300
		79,990,400
Information Technology—23.6%		
Bankrate	1,110,000 a,b	14,862,900
Blackboard	102,000 a	1,778,880
CNET Networks	3,480,000 a,c	32,851,200
Cisco Systems	1,540,000 a	27,550,600
EMC	2,110,000 a	25,995,200
Fiserv	720,000 a	28,656,000
Flextronics International	2,110,000 a	25,404,400
iVillage	332,500 a	2,024,925
Jupitermedia	170,000 a	2,636,700
Maxim Integrated Products	700,000	28,609,000
Microsoft	1,080,000	26,103,600
QUALCOMM	760,000	27,854,000
ValueClick	2,400,000 a	25,464,000
Xilinx	980,000	28,645,400
		298,436,805
Materials—3.3%		
Cytec Industries	560,000	30,380,000
United States Steel	230,000	11,695,500
		42,075,500
Telecommunication Services—4.7%		
NEXTEL Communications, Cl. A	920,000 a	26,146,400
Nextel Partners, Cl. A	1,500,000 a,c	32,940,000
		59,086,400
Transportation—1.0%		
Continental Airlines, Cl. B	1,100,000 a	**13,244,000**

Common Stocks (continued)	Shares	Value ($)
Utilities—2.6%		
AES	2,000,000 a	32,760,000
Total Common Stocks		
(cost $1,086,539,839)		1,267,098,305

Other Investment—1.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $13,242,000)	13,242,000 d	13,242,000

Investment of Cash Collateral for Securities Loaned—.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $5,605,220)	5,605,220 d	5,605,220

Total Investments (cost $1,105,387,059)	101.5%	1,285,945,525
Liabilities, Less Cash and Receivables	(1.5%)	(18,495,019)
Net Assets	100.0%	1,267,450,506

ADR—American Depository Receipts.
a *Non-income producing.*
b *Investments in non-controlled affiliates (cost $34,362,756)—see Note 1(c).*
c *A portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $5,304,076 and the total market value of the collateral held by the fund is $5,605,220.*
d *Investments in affiliated money market mutual funds.*

Portfolio Summary†

	Value (%)		Value (%)
Information Technology	23.6	Industrials	6.3
Health Care	15.7	Telecommunication Services	4.7
Financial	15.0	Consumer Staples	4.3
Energy	12.8	Other	8.4
Consumer Discretionary	10.7		101.5

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $5,304,076)—Note 1(b):		
Unaffiliated issuers	1,052,177,083	1,230,670,405
Affiliated issuers	53,209,976	55,275,120
Receivable for investment securities sold		41,430,744
Receivable for shares of Beneficial Interest subscribed		5,211,133
Dividends receivable		913,292
Prepaid and other expenses		73,150
		1,333,573,844
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		1,701,248
Cash overdraft due to Custodian		8,446,428
Payable for investment securities purchased		45,707,402
Liability for securities on loan—Note 1(b)		5,605,220
Payable for shares of Beneficial Interest redeemed		3,807,066
Accrued expenses		855,974
		66,123,338
Net Assets ($)		**1,267,450,506**
Composition of Net Assets ($):		
Paid-in capital		1,986,199,587
Accumulated net realized gain (loss) on investments		(899,307,547)
Accumulated net unrealized appreciation (depreciation) on investments		180,558,466
Net Assets ($)		**1,267,450,506**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	7,789,708	366,710,647	252,670,987	177,667,588	462,611,576
Shares Outstanding	304,287	14,942,008	10,302,514	6,635,580	18,093,328
Net Asset Value Per Share ($)	**25.60**	**24.54**	**24.53**	**26.77**	**25.57**

See notes to financial statements.

STATEMENT OF OPERATIONS†

Year Ended March 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $8,010 foreign taxes withheld at source):	
Unaffiliated issuers	12,916,468
Affiliated issuers	56,169
Interest	180,348
Income on securities lending	35,230
Total Income	**13,188,215**
Expenses:	
Investment advisory fees–Note 3(a)	9,398,557
Distribution fees–Note 3(a)	6,225,785
Shareholder servicing costs–Note 3(c)	4,954,446
License fee–Note 3(a)	1,694,446
Prospectus and shareholders' reports	269,254
Dividends on securities sold short	170,100
Administration fee–Note 3(a)	169,410
Custodian fees–Note 3(c)	104,849
Professional fees	79,306
Interest expense–Note 2	56,422
Registration fees	40,748
Loan commitment fees–Note 2	23,539
Trustees' fees and expenses–Note 3(d)	22,962
Miscellaneous	81,875
Total Expenses	**23,291,699**
Less–reduction in expenses	
due to undertakings–Note 3(a)	(721,634)
Net Expenses	**22,570,065**
Investment (Loss)–Net	**(9,381,850)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	
Unaffiliated issuers	118,479,860
Affiliated issuers	(10,004,640)
Short sale transactions	(406,568)
Net Realized Gain (Loss)	**108,068,652**
Net unrealized appreciation (depreciation) on investments:	
Unaffiliated issuers	6,837,845
Affiliated issuers	3,951,448
Net Unrealized Appreciation (Depreciation)	**10,789,293**
Net Realized and Unrealized Gain (Loss) on Investments	**118,857,945**
Net Increase in Net Assets Resulting from Operations	**109,476,095**

† *Represents information for predecessor, Bear Stearns S&P STARS Portfolio through April 30, 2004.*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005 [a,b]	2004 [b]
Operations ($):		
Investment (loss)–net	(9,381,850)	(13,454,047)
Net realized gain (loss) on investments	108,068,652	36,842,368
Net unrealized appreciation (depreciation) on investments	10,789,293	506,580,771
Net Increase (Decrease) in Net Assets Resulting from Operations	**109,476,095**	**529,969,092**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	8,065,903	–
Class B shares	8,141,402	21,589,177
Class C shares	8,333,711	19,829,027
Class R shares	24,617,646	39,881,031
Class T shares	21,323,543	42,295,179
Cost of shares redeemed:		
Class A shares	(426,962)	–
Class B shares	(93,093,913)	(71,379,887)
Class C shares	(82,326,937)	(80,634,055)
Class R shares	(32,739,500)	(30,542,917)
Class T shares	(181,357,568)	(164,470,578)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(319,462,675)**	**(223,433,023)**
Total Increase (Decrease) in Net Assets	**(209,986,580)**	**306,536,069**
Net Assets ($):		
Beginning of Period	1,477,437,086	1,170,901,017
End of Period	**1,267,450,506**	**1,477,437,086**

	Year Ended March 31,	
	2005 [a,b]	2004 [b]
Capital Share Transactions:		
Class A		
Shares sold	321,478	–
Shares redeemed	(17,191)	–
Net Increase (Decrease) in Shares Outstanding	**304,287**	**–**
Class B		
Shares sold	353,820	1,105,451
Shares redeemed	(4,045,410)	(3,578,297)
Net Increase (Decrease) in Shares Outstanding	**(3,691,590)**	**(2,472,846)**
Class C		
Shares sold	362,792	1,008,420
Shares redeemed	(3,586,535)	(4,032,071)
Net Increase (Decrease) in Shares Outstanding	**(3,223,743)**	**(3,023,651)**
Class R		
Shares sold	948,660	1,794,154
Shares redeemed	(1,334,052)	(1,446,600)
Net Increase (Decrease) in Shares Outstanding	**(385,392)**	**347,554**
Class T		
Shares sold	893,042	2,125,429
Shares redeemed	(7,603,999)	(7,993,517)
Net Increase (Decrease) in Shares Outstanding	**(6,710,957)**	**(5,868,088)**

[a]   *The fund commenced offering five classes of shares as of the close of business April 30, 2004. The existing shares were redesignated and the fund added Class A shares.*

[b]   *Represents information for predecessor, Bear Stearns S&P STARS Portfolio through April 30, 2004.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, R and T shares represents the financial highlights of the fund's predecessor, Bear Stearns S&P STARS Portfolio ("S&P STARS Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, R and T shares thereafter. Before the fund commenced operations, substantially all of the assets of the S&P STARS Portfolio were transferred to the fund in exchange for Class B, C, R and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

Class A Shares	Year Ended March 31, 2004[a]
Per Share Data ($):	
Net asset value, beginning of period	22.28
Investment Operations:	
Investment (loss)–net [b]	(.08)
Net realized and unrealized gain (loss) on investments	3.40
Total from Investment Operations	3.32
Net asset value, end of period	25.60
Total Return (%)[c]	14.90[d]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.28[d]
Ratio of net expenses to average net assets	1.28[d]
Ratio of net investment (loss) to average net assets	(.44)[d]
Portfolio Turnover Rate	140.38
Net Assets, end of period ($ X 1,000)	7,790

[a] From May1, 2004 (commencement of operations) to March 31, 2005.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class B Shares [†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	22.58	15.32	24.46	27.26	35.83
Investment Operations:					
Investment (loss)−net	(.24)[a]	(.27)	(.29)	(.41)	(.37)
Net realized and unrealized gain (loss) on investments	2.20	7.53	(8.85)	(2.39)	(7.72)
Total from Investment Operations	1.96	7.26	(9.14)	(2.80)	(8.09)
Distributions:					
Dividends from net realized gain on investments	–	–	–	–	(.48)
Net asset value, end of period	24.54	22.58	15.32	24.46	27.26
Total Return (%) [b]	8.68	47.39	(37.37)	(10.27)	(22.73)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.20	2.16	2.08	2.10
Ratio of net expenses to average net assets	2.02	2.00	2.00	2.00	2.00
Ratio of net investment (loss) to average net assets	(1.03)	(1.26)	(1.44)	(1.65)	(1.58)
Portfolio Turnover Rate	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ x 1,000)	366,711	420,694	323,425	672,833	620,784

[†] *Represents information for Class B shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	22.56	15.31	24.45	27.25	35.82
Investment Operations:					
Investment (loss)–net	(.24)[a]	(.28)	(.31)	(.42)	(.38)
Net realized and unrealized gain (loss) on investments	2.21	7.53	(8.83)	(2.38)	(7.71)
Total from Investment Operations	1.97	7.25	(9.14)	(2.80)	(8.09)
Distributions:					
Dividends from net realized gain on investments	–	–	–	–	(.48)
Net asset value, end of period	24.53	22.56	15.31	24.45	27.25
Total Return (%)[b]	8.73	47.35	(37.38)	(10.28)	(22.74)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.08	2.20	2.16	2.08	2.10
Ratio of net expenses to average net assets	2.02	2.00	2.00	2.00	2.00
Ratio of net investment (loss) to average net assets	(1.03)	(1.26)	(1.44)	(1.65)	(1.58)
Portfolio Turnover Rate	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ X 1,000)	252,671	305,176	253,391	568,726	540,150

[†] *Represents information for Class C shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

See notes to financial statements.

Class R Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	24.36	16.37	25.82	28.49	37.05
Investment Operations:					
Investment income (loss)−net	.02[a]	(.05)	(.09)	(.16)	(.14)
Net realized and unrealized gain (loss) on investments	2.39	8.04	(9.36)	(2.51)	(7.94)
Total from Investment Operations	2.41	7.99	(9.45)	(2.67)	(8.08)
Distributions:					
Dividends from net realized gain on investments	–	–	–	–	(.48)
Net asset value, end of period	26.77	24.36	16.37	25.82	28.49
Total Return (%)	9.89	48.81	(36.60)	(9.37)	(21.95)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.94	1.20	1.16	1.08	1.10
Ratio of net expenses to average net assets	.92	1.00	1.00	1.00	1.00
Ratio of net investment income (loss) to average net assets	.07	(.26)	(.43)	(.65)	(.47)
Portfolio Turnover Rate	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ X 1,000)	177,668	171,024	109,212	203,633	176,235

[†] *Represents information for Class Y shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares[†]	Year Ended March 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	23.40	15.81	25.11	27.85	36.42
Investment Operations:					
Investment (loss)–net	(.13)[a]	(.17)	(.21)	(.30)	(.27)
Net realized and unrealized gain (loss) on investments	2.30	7.76	(9.09)	(2.44)	(7.82)
Total from Investment Operations	2.17	7.59	(9.30)	(2.74)	(8.09)
Distributions:					
Dividends from net realized gain on investments	–	–	–	–	(.48)
Net asset value, end of period	25.57	23.40	15.81	25.11	27.85
Total Return (%)[b]	9.27	48.01	(37.06)	(9.80)	(22.36)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.56	1.70	1.66	1.58	1.60
Ratio of net expenses to average net assets	1.52	1.50	1.50	1.50	1.50
Ratio of net investment (loss) to average net assets	(.53)	(.76)	(.95)	(1.12)	(1.04)
Portfolio Turnover Rate	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ X 1,000)	462,612	580,543	484,873	1,151,482	1,173,464

[†] *Represents information for Class A shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier S&P STARS Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks to provide investment results that exceed the total return of publicly traded common stocks in the aggregate, as represented by the S&P 500 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Bear Stearns Asset Management Inc. ("BSAM"), serves as the fund's sub-investment adviser.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board and shareholders of Bear Stearns S&P STARS Portfolio ("S&P STARS Portfolio"), a series of The Bear Stearns Funds, all of the assets, subject to the liabilities, of S&P STARS Portfolio, were transferred to the fund in exchange for shares of beneficial interest of the fund's Class B, Class C, Class R and Class T shares of equal value on the close of business on April 30, 2004. Holders of Class A shares of S&P STARS Portfolio received Class T shares of the fund, holders of Class B shares of S&P STARS Portfolio received Class B shares of the fund, holders of Class C shares of S&P STARS Portfolio received Class C shares of the fund and holders of Class Y shares of S&P STARS Portfolio received Class R shares of the fund, in each case in an amount equal to the aggregate net asset value of their investment in S&P STARS Portfolio at the time of the exchange. On the date of the exchange, the fund created Class A. The net asset value of the fund's shares on the close of business April 30, 2004, after the reorganization, was $21.49 per share for Class B shares, $21.47 per share for Class C shares, $23.21 per share for Class R shares and $22.28 per share for Class T shares, and a total of 18,388,988 Class B shares, 13,308,904 Class C shares, 6,535,970

Class R shares and 24,236,558 Class T shares, representing net assets of $395,161,883 Class B shares, $285,798,687 Class C shares, $151,676,607 Class R shares and $540,107,598 Class T shares (including $65,989,139 net unrealized appreciation on investments) were issued to S&P STARS Portfolio's shareholders in the exchange. The exchange was a tax-free event to shareholders. S&P STARS Portfolio was the accounting survivor in the reorganization and as such, the financial statements and financial highlights reflect the financial information of S&P STARS Portfolio through April 30, 2004.

Prior to April 30, 2004, BSAM served as investment advisor, Bear Stearns Funds Management Inc. ("BSFM") served as administrator and Bear, Stearns & Co. Inc. ("Bear Stearns") served as distributor to S&P STARS Portfolio. BSAM, BSFM and Bear Stearns are each wholly-owned subsidiaries of The Bear Stearns Companies, Inc.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

Issuers in which the fund held 5% or more of the outstanding voting securities are defined as "affiliated" in the Act. The following summarizes affiliated issuers during the period ended March 31, 2005:

Name of issuer	Shares				Dividend Income ($)	Market Value ($)
	Beginning of Period	Purchases	Sales	End of Period		
Bankrate	130,000	980,000	–	1,110,000	–	14,862,900
Denny's	–	4,540,000	–	4,540,000	–	21,565,000
Sportsline.com	3,870,000	–	3,870,000	–	–	–

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $896,888,974 and unrealized appreciation $178,139,893.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $2,034,566 of the carryover expires in fiscal 2009, $224,199,591 expires in fiscal 2010, $545,785,145 expires in fiscal 2011 and $124,869,672 expires in fiscal 2012.

During the period ended March 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $9,381,850 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $50 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended March 31, 2005 was approximately $2,208,400, with a related weighted average annualized interest rate of 2.55%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .70 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T shares for the two-year period ending May 1, 2006, to the extent that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of such class' average daily net assets. During the period from April 1, 2004 through April 30, 2004, BSAM received a fee at an annual rate of .75 of 1% of the value of S&P STARS Portfolio's average daily net assets. BSAM had also agreed to limit total operating expenses to certain maximum levels as a percent of average daily net assets. The investment advisory fees earned and expense reductions undertaken for the period ended March 31, 2005 were as follows:

	Investment Advisory Fee ($)	Expense Reductions ($)
Dreyfus	8,493,857	462,844
BSAM	904,700	258,790
Total	**9,398,557**	**721,634**

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and BSAM, Dreyfus pays BSAM a fee payable monthly at the annual rate of .25 of 1% of the value of the fund's average daily net assets.

BSFM served as administrator to S&P STARS Portfolio pursuant to an Administration Agreement. BSFM received from S&P STARS Portfolio a monthly fee equal to an annual rate of 0.15% of the average daily net assets up to $1 billion, 0.12% of the next $1 billion, 0.10% of the next $3 billion and 0.08% of the average daily net assets above $5 billion. The administration fee amounted to $169,410 for the period ended April 30, 2004. This agreement was terminated as of the close of business on April 30, 2004, due to the reorganization.

The fund has agreed to pay a license fee at the annual rate of .15 of 1% of the value of the fund's average daily net assets for the use of certain of Standard & Poor's proprietary tradenames and trademarks.

During the period ended March 31, 2005, the Distributor retained $6,542 and $23,984 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $1,544,047 and $15,173 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively. During the period ended March 31, 2005, Bear Stearns retained $34,707 from commissions and $1,565,153 from contingent deferred sales charges.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the

Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Under the prior distribution plan with Bear Stearns, Class B, Class C and Class T shares were subject to a distribution fee of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Distribution plan fees for the period ended March 31, 2005 were as follows:

	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	2,643,323	1,857,553	1,163,108
Bear Stearns	257,395	186,402	118,004
Total	**2,900,718**	**2,043,955**	**1,281,112**

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. Under the prior shareholder services plan with Bear Stearns, Class B, Class C and Class T shares were subject to a shareholder services plan fee of up to .25 of 1% of the value of the average daily net assets of such class. Shareholder services plan fees for the period ended March 31, 2005 were as follows:

	Class A ($)	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	2,581	881,108	619,184	1,163,108
Bear Stearns	–	85,798	62,134	118,004
Total	**2,581**	**966,906**	**681,318**	**1,281,112**

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $1,649,992 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. Prior to April 30, 2004, Custodial Trust Company ("CTC"), a wholly owned subsidiary of The Bear Stearns Companies, Inc., served as custodian to S&P STARS Portfolio. Custody fees charged for the period ended March 31, 2005 were as follows:

Mellon Bank, N.A.	$ 92,249
CTC	12,600
Total	**$104,849**

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $696,569, Rule 12b-1 distribution plan fees $504,672, shareholder services plan fees $236,279, custodian fees $18,552 and transfer agency per account fees $245,176.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) During the period ended March 31, 2005, the fund incurred total brokerage commissions of $6,522,910, of which $964,064 was paid to Bear Stearns.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities, during the period ended March 31, 2005:

	Purchases	Sales
Long transactions	1,874,727,694	2,215,317,376
Short sale transactions	100,964,239	72,860,898
Total	**1,975,691,933**	**2,288,178,274**

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily, a segregated account with a broker or custodian of permissible liquid assets sufficient to cover its short position. At March 31, 2005, there were no securities sold short outstanding.

At March 31, 2005, the cost of investments for federal income tax purposes was $1,107,805,632; accordingly, accumulated net unrealized appreciation on investments was $178,139,893, consisting of $210,611,045 gross unrealized appreciation and $32,471,152 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier S&P STARS Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier S&P STARS Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2005 and the related statements of operations and changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended March 31, 2004 and financial highlights for each of the four years in the period then ended were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of March 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier S&P STARS Fund at March 31, 2005, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 16, 2005

At a meeting of the Board of Trustees held on March 14, 2005, the Board considered the re-approval for another one-year term of the fund's Investment Advisory Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services, and of the fund's Sub-Investment Advisory Agreement with Bear Stearns Asset Management, Inc. ("BSAM"), pursuant to which BSAM provides day-to-day management of the fund's portfolio. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the Fund pursuant to its Investment Advisory Agreement, and by BSAM pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's and BSAM's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over BSAM.

<u>Comparative Analysis of the fund's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, investment advisory fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper averages, and discussed the results of the comparisons. The Board members noted that the Manager assumed management of the fund on May 1, 2004, after all of the assets of a predecessor fund advised by BSAM were transferred to the fund in a tax-free reorganization. The Board members noted that while the fund's performance as measured by total return for the three- and five-year periods ended January 31, 2005 was below the comparison group and Lipper category averages, the fund's total return for the one-year period ended January 31, 2005, exceeded that of the comparison group and the Lipper category average. The Board also noted that the fund significantly outperformed the S&P 500 Index during each of the previous two calendar years and six out of nine calendar years since inception. The Board members discussed the fund's management fee and expense ratio, and reviewed the range of investment advisory fees in the comparison group and the expense ratio averages of the comparison group and Lipper category. The Board members noted that the Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T for the two-year period ending May 1, 2006, so that the annual operating expenses of each such class (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.00%.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's and BSAM's perspective, as applicable, in providing services to such Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid for managing the Similar Funds and discussed the relationship of the advisory fees paid in light of the Manager's or BSAM's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager or BSAM, as applicable, to evaluate the appropriateness and reasonableness of the fund's investment advisory and sub-advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager and BSAM from acting as investment adviser and sub-investment adviser, respectively, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the Manager, and not the fund, pays BSAM pursuant to the Sub-Investment Advisory Agreement. The Board noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement and Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by the Manager and BSAM are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager and BSAM from their relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement, and the Sub-Investment Advisory Agreement with BSAM, was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

——————————

David P. Feldman (65)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

——————————

Ehud Houminer (64)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

————————

T. John Szarkowski (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

————————

Anne Wexler (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since June 2003.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 90 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since June 2003.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 90 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, Vice President since June 2003.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

JEFF PRUSNOFSKY, Secretary since June 2003.

Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, Secretary since June 2003.

Associate General Counsel of Dreyfus, and an officer of 88 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since June 2003.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since June 2003.

Director - Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since June 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 104 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since September 1982.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 38 investment companies (comprised of 83 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since June 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 109 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since June 2003.

Mutual Funds Tax Director of Dreyfus, and an officer of 91 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since June 2003.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since June 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
S&P STARS Fund**
200 Park Avenue
New York, NY 10166

Investment Advisor

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Bear Stearns Asset
Management Inc.
383 Madison Avenue
New York, NY 10179

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6016AR0305

Dreyfus Premier S&P STARS Opportunities Fund

ANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

8 Understanding Your Fund's Expenses

8 Comparing Your Fund's Expenses
With Those of Other Funds

9 Statement of Investments

12 Statement of Securities Sold Short

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

17 Financial Highlights

22 Notes to Financial Statements

33 Report of Independent Registered
Public Accounting Firm

34 Important Tax Information

35 Information About the Review and Approval
of the Fund's Management Agreement

39 Board Members Information

41 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier S&P STARS Opportunities Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fred Kuehndorf.

Stocks produced lackluster returns for much of the reporting period before rallying strongly in the wake of the U.S. presidential election during the fourth quarter of 2004. Subsequently, over the first three months of 2005, stocks lost some ground as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's performance over the reporting period highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Fred Kuehndorf, Portfolio Manager

How did Dreyfus Premier S&P STARS Opportunities Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2005, the fund produced total returns of 13.50% for Class B shares, 13.42% for Class C shares, 14.54% for Class R shares and 14.14% for Class T shares.[1,2] In comparison, the fund's benchmark, the S&P MidCap 400 Index (the "Index"), provided a 10.43% total return for the same period.[3,4]

From its inception on May 1, 2004, through March 31, 2005, the fund's Class A shares produced a total return of 19.51%.[1,2] The Index produced a total return of 14.17% for this period.[3,4]

Despite lackluster market conditions over much of the reporting period, a sharp rally in the final months of 2004 drove stock prices during this one-year period. The fund produced higher returns than the Index, primarily due to the success of our sector allocation and security selection strategies in the consumer discretionary, utilities and telecommunications services areas, among others.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its net assets in securities that have been ranked at the time of purchase by Standard & Poor's (S&P) analysts according to the **S**tandard & **P**oor's **ST**ock **A**ppreciation **R**anking **S**ystem (or STARS). S&P's research staff analyzes and ranks the stocks of approximately 1,300 issuers and evaluates their short- to intermediate-term (up to 12 months) appreciation potential. The fund's portfolio manager will principally use STARS to identify common stocks in the highest category (five-STARS) for purchase and in the lowest category (one-STARS) for short-selling. This investment approach is designed to provide opportunities to achieve performance that exceeds the S&P MidCap 400 Index's total return. The portfolio manager generally will select for the fund securities of companies that, at the time of purchase, have market capitalizations of under $7 billion or are components of either the S&P MidCap 400 Index or the S&P SmallCap 600 Index.

When selecting investments for the fund, the portfolio manager analyzes the stocks ranked by S&P analysts according to the STARS and selects those he believes have the best potential for capital appreciation. The portfolio manager focuses on companies that show the potential to achieve growth at a reasonable price.

The portfolio manager considers various factors including market segment, industry, earnings history, price-to-earnings ratio and management.

What other factors influenced the fund's performance?

Heightened political and economic uncertainty produced generally lackluster stock market performance during the first half of the reporting period. In the fourth quarter of 2004, however, the end of the presidential election and signs of stronger economic growth buoyed investor sentiment, and stocks moved sharply higher. Gains were particularly pronounced among midcap stocks, which outperformed their small- and large-cap counterparts. While rising interest rates and intensifying inflationary pressures weighed on the stock market during the first quarter of 2005, it was not enough to offset earlier gains.

In this environment, we focused primarily on midcap stocks with five-star S&P ratings. This emphasis on a relatively small portion of the broader stock market led us to a number of companies that benefited from the recovering economy. For example, in the consumer discretionary sector, luxury retailer Neiman Marcus Group enjoyed strong sales, and the stock rose sharply after the company announced that it was open to acquisition offers. In the utilities sector, the fund received strong contributions to performance from merchant energy provider AES Corp., which benefited from higher energy prices. Among telecommunications services stocks, wireless carrier Nextel Partners rose after posting better-than-expected financial results.

In other areas, the fund participated in gains among stocks such as steel manufacturer Nucor, which saw sales and profits rise amid rising global demand from developing industrial economies. Robust industrial demand also boosted energy prices, benefiting natural gas producer The Williams Cos. Document management software developer Adobe Systems surprised investors with stronger-than-expected financial results.

On the other hand, some of the fund's technology holdings detracted from its otherwise strong returns. Semiconductor equipment manufacturer MKS Instruments suffered from soft customer demand for its products, electronics manufacturer Vishay encountered intensifying competitive and pricing pressures, and enterprise software producer Sybase was constrained by persistently weak corporate capital spending. In addition, the fund's holdings in the health care and industrials sectors generally failed to keep pace with returns from other areas.

What is the fund's current strategy?

While the fund had fewer total holdings on March 31, 2005, than one year earlier, we have continued to find what we believe to be attractive opportunities in a variety of industry groups. For example, during the reporting period we added technology company Amdocs, which provides billing and customer care systems to the telecommunications industry; W.W. Grainger, a diversified distributor of industrial products; McAfee, the security software developer; and Community Health Systems, which operates hospitals. We remain optimistic regarding the prospects of these and other highly rated midcap companies, which we believe have already met start-up challenges but have plenty of potential for further growth.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation, which has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T shares for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *The fund commenced operations after all of the assets of a predecessor mutual fund were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers Class A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund, and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*

[4] *"Standard & Poor's®," "S&P STARS," "S&P MidCap 400" and "STARS®" are trademarks of Standard and Poor's and have been licensed for use on behalf of the fund. The fund is not sponsored, managed, advised, sold or promoted by S&P and its affiliates.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier S&P STARS Opportunities Fund Class A shares, Class B shares, Class C shares and Class T shares and the Standard & Poor's MidCap 400 Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows. The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class T shares of Dreyfus Premier S&P STARS Opportunities Fund on 10/01/01 (inception date) to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Effective May 1, 2004, Dreyfus Premier S&P STARS Opportunities Fund (the "fund") commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization. On that date, the fund began to offer Class A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. The fund's other share classes have achieved different returns.

The fund's performance shown in the line graph above takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/05*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**10/1/01**	**7.22%**	**9.78%**
without sales charge	**10/1/01**	**13.74%**	**11.65%**
Class B shares			
with applicable redemption charge †	**10/1/01**	**9.50%**	**10.41%**
without redemption	**10/1/01**	**13.50%**	**11.08%**
Class C shares			
with applicable redemption charge ††	**10/1/01**	**12.42%**	**11.08%**
without redemption	**10/1/01**	**13.42%**	**11.08%**
Class R shares	**10/1/01**	**14.54%**	**12.14%**
Class T shares			
with applicable sales charge (4.5%)	**10/1/01**	**9.00%**	**10.29%**
without sales charge	**10/1/01**	**14.14%**	**11.76%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class B, Class C, Class R and Class T shares shown in the table include the performance of the predecessor fund from October 1, 2001, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier S&P STARS Opportunities Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.13	$ 10.18	$ 10.18	$ 5.21	$ 7.25
Ending value (after expenses)	$1,151.20	$1,149.70	$1,149.70	$1,154.60	$1,153.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.69	$ 9.55	$ 9.55	$ 4.89	$ 6.79
Ending value (after expenses)	$1,018.30	$1,015.46	$1,015.46	$1,020.09	$1,018.20

† *Expenses are equal to the fund's annualized expense ratio of 1.33% for Class A, 1.90% for Class B, 1.90% for Class C, .97% for Class R and 1.35% for Class T, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005

Common Stocks–98.8%	Shares		Value ($)
Consumer Discretionary–20.3%			
Aeropostale	30,000	a	982,500
Best Buy	10,000		540,100
Black & Decker	14,000		1,105,860
Chico's FAS	46,000	a	1,299,960
Coach	22,500	a	1,274,175
Guitar Center	25,000	a	1,370,750
La Quinta	110,000	a	935,000
Neiman Marcus Group, Cl. A	16,500		1,509,915
Quiksilver	20,000	a	580,600
			9,598,860
Consumer Staples–5.3%			
Constellation Brands, Cl. A	25,000	a	1,321,750
UST	23,000		1,189,100
			2,510,850
Energy–10.6%			
BJ Services	19,000		985,720
Burlington Resources	30,000		1,502,100
ENSCO International	37,000		1,393,420
Williams Cos.	60,000		1,128,600
			5,009,840
Finance–8.6%			
Affiliated Managers Group	18,000	a	1,116,540
E*TRADE Financial	88,000	a	1,056,000
Eaton Vance	40,000		937,600
Lehman Brothers Holdings	10,000		941,600
			4,051,740
Health Care–15.2%			
Beverly Enterprises	45,000	a	557,100
Celgene	32,000	a	1,089,600
Community Health Systems	30,000	a	1,047,300
Coventry Health Care	16,000	a	1,090,240
Cytyc	30,000	a	690,300
DENTSPLY International	13,000		707,330
Gilead Sciences	26,000	a	930,800
IVAX	25,000	a	494,250
Kinetic Concepts	10,000	a	596,500
			7,203,420

Common Stocks (continued)	Shares	Value ($)
Industrials–10.3%		
American Standard Cos.	20,000	929,600
C.H. Robinson Worldwide	23,500	1,210,955
Manitowoc	30,000	1,211,700
Watts Water Technologies	20,000	652,200
W.W. Grainger	14,000	871,780
		4,876,235
Information Technology–12.2%		
Adobe Systems	20,000	1,343,400
Affiliated Computer Services, Cl. A	19,000 [a]	1,011,560
Amdocs	39,000 [a]	1,107,600
Cognos	20,000 [a]	838,800
Lam Research	35,000 [a]	1,010,100
McAfee	20,000 [a]	451,200
		5,762,660
Materials–8.4%		
Aluminum Corporation of China, ADR	10,000	585,200
Carpenter Technology	15,000	891,150
FMC	20,000 [a]	1,069,000
Nucor	25,000	1,439,000
		3,984,350
Telecommunication Services–4.8%		
CenturyTel	20,000	656,800
Nextel Partners, Cl. A	74,000 [a,b]	1,625,040
		2,281,840
Utilities–3.1%		
AES	90,000 [a]	**1,474,200**
Total Common Stocks		
(cost $34,254,215)		**46,753,995**

Other Investment–1.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $452,000)	452,000 [c]	**452,000**

Short-Term Investments−.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bill;		
2.92%, 9/1/2005 (cost $148,138)	150,000	**148,122**

Investment of Cash Collateral for Securities Loaned−3.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,635,484)	1,635,484 c	**1,635,484**
Total Investments (cost $36,489,837)	**103.5%**	**48,989,601**
Liabilities, Less Cash and Receivables	**(3.5%)**	**(1,670,585)**
Net Assets	**100.0%**	**47,319,016**

ADR—American Depository Receipts.

^a *Non-income producing.*

^b *A portion of this security is on loan. At March 31, 2005, the total market value of the fund's securities on loan is $1,561,532 and the total market value of the collateral held by the fund is $1,635,484.*

^c *Investments in affiliated money market mutual funds.*

Portfolio Summary †

	Value (%)		Value (%)
Consumer Discretionary	20.3	Materials	8.4
Health Care	15.2	Short-Term/Money	
Information Technology	12.2	Market Investments	4.7
Energy	10.6	Other	13.2
Industrials	10.3	Securities Sold Short	(.5)
Finance	8.6		**103.0**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF SECURITIES SOLD SHORT

March 31, 2005

Common Stocks	Shares	Value ($)
Intersil, Cl. A (proceeds $214,735)	15,000	**259,800**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,561,532)–Note 1(b):		
Unaffiliated issuers	34,402,353	46,902,117
Affiliated issuers	2,087,484	2,087,484
Receivable for investment securities sold		222,208
Receivable from brokers for proceeds on securities sold short		214,735
Dividends and interest receivable		21,085
Receivable for shares of Beneficial Interest subscribed		15,037
Prepaid and other expenses		28,904
		49,491,570
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		91,911
Cash overdraft due to Custodian		13,522
Liability for securities on loan–Note 1(b)		1,635,484
Securities sold short, at value (proceeds $214,735)– See Statement of Securities Sold Short		259,800
Payable for shares of Beneficial Interest redeemed		80,267
Payable for license fee		17,786
Accrued expenses		73,784
		2,172,554
Net Assets ($)		**47,319,016**
Composition of Net Assets ($):		
Paid-in capital		35,871,788
Accumulated net realized gain (loss) on investments		(1,007,471)
Accumulated net unrealized appreciation (depreciation) on investments		12,454,699
Net Assets ($)		**47,319,016**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	440,607	17,328,862	11,398,134	400,775	17,750,638
Shares Outstanding	25,595	1,025,611	674,583	22,931	1,028,463
Net Asset Value Per Share ($)	**17.21**	**16.90**	**16.90**	**17.48**	**17.26**

See notes to financial statements.

STATEMENT OF OPERATIONS†

Year Ended March 31, 2005

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	211,475
Affiliated issuers	13,630
Interest	4,969
Income from securities lending	890
Total Income	**230,964**
Expenses:	
Management fees–Note 3(a)	335,200
Distribution fees–Note 3(b)	257,970
Shareholder servicing costs–Note 3(c)	220,521
Registration fees	79,469
License fee–Note 3(a)	64,903
Professional fees	56,406
Prospectus and shareholders' reports	18,999
Administration fees–Note 3(a)	8,612
Trustees' fees and expenses–Note 3(d)	4,356
Custodian fees–Note 3(c)	3,290
Dividends on securities sold short	800
Interest expense–Note 2	49
Miscellaneous	3,233
Total Expenses	**1,053,808**
Less–reduction in expenses due to undertakings–Note 3(a)	(230,386)
Net Expenses	**823,422**
Investment (Loss)–Net	**(592,458)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments:	
Long transactions	(763,604)
Short sale transactions	(108,698)
Net Realized Gain (Loss)	**(872,302)**
Net unrealized appreciation (depreciation) on investments	7,285,370
Net Realized and Unrealized Gain (Loss) on Investments	**6,413,068**
Net Increase in Net Assets Resulting from Operations	**5,820,610**

† *Represents information for predecessor, Bear Stearns S&P STARS Opportunities Portfolio through April 30, 2004.*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005[a,b]	2004[b]
Operations ($):		
Investment (loss)−net	(592,458)	(627,309)
Net realized gain (loss) on investments	(872,302)	15,364,862
Net unrealized appreciation (depreciation) on investments	7,285,370	5,395,602
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,820,610**	**20,133,155**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class B shares	(169,277)	−
Class C shares	(115,699)	−
Class R shares	(6,576)	−
Class T shares	(203,638)	−
Total Dividends	**(495,190)**	**−**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	415,854	−
Class B shares	698,298	1,625,322
Class C shares	481,739	1,050,086
Class R shares	71,466	100,360
Class T shares	737,365	3,025,451
Dividends reinvested:		
Class B shares	152,236	−
Class C shares	110,033	−
Class R shares	5,782	−
Class T shares	193,719	−
Cost of shares redeemed:		
Class A shares	(6,108)	−
Class B shares	(3,773,829)	(4,429,223)
Class C shares	(3,921,066)	(4,057,957)
Class R shares	(419,495)	(453,023)
Class T shares	(7,982,478)	(9,464,825)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(13,236,484)**	**(12,603,809)**
Total Increase (Decrease) in Net Assets	**(7,911,064)**	**7,529,346**
Net Assets ($):		
Beginning of Period	55,230,080	47,700,734
End of Period	**47,319,016**	**55,230,080**

	Year Ended March 31,	
	2005[a,b]	2004[b]
Capital Share Transactions:		
Class A		
Shares sold	25,957	–
Shares redeemed	(362)	–
Net Increase (Decrease) in Shares Outstanding	**25,595**	**–**
Class B		
Shares sold	45,439	122,581
Shares issued for dividends reinvested	10,624	–
Shares redeemed	(249,120)	(325,609)
Net Increase (Decrease) in Shares Outstanding	**(193,057)**	**(203,028)**
Class C		
Shares sold	31,302	81,575
Shares issued for dividends reinvested	7,678	–
Shares redeemed	(260,121)	(304,575)
Net Increase (Decrease) in Shares Outstanding	**(221,141)**	**(223,000)**
Class R		
Shares sold	4,427	8,025
Shares issued for dividends reinvested	393	–
Shares redeemed	(27,694)	(34,024)
Net Increase (Decrease) in Shares Outstanding	**(22,874)**	**(25,999)**
Class T		
Shares sold	47,392	228,881
Shares issued for dividends reinvested	13,295	–
Shares redeemed	(518,686)	(699,175)
Net Increase (Decrease) in Shares Outstanding	**(457,999)**	**(470,294)**

[a] *The fund commenced offering five classes of shares as of the close of business April 30, 2004. The existing shares were redesignated and the fund added Class A shares.*
[b] *Represents information for predecessor, Bear Stearns S&P STARS Opportunities Portfolio through April 30, 2004.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, R and T shares represents the financial highlights of the fund's predecessor, Bear Stearns S&P STARS Opportunities Portfolio ("S&P STARS Opportunities Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, R and T shares thereafter. Before the fund commenced operations, all of the assets of the S&P STARS Opportunities Portfolio were transferred to the fund in exchange for Class B, C, R and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived form the fund's and fund's predecessor's financial statements.

Class A Shares	Year Ended March 31, 2005[a]
Per Share Data ($):	
Net asset value, beginning of period	14.40
Investment Operations:	
Investment (loss)–net [b]	(.11)
Net realized and unrealized gain (loss) on investments	2.92
Total from Investment Operations	2.81
Net asset value, end of period	17.21
Total Return (%) [c,d]	19.51
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.29[d]
Ratio of net expenses to average net assets	1.29[d]
Ratio of net investment (loss) to average net assets	(.71)[d]
Portfolio Turnover Rate	66.27
Net Assets, end of period ($ X 1,000)	441

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended March 31,			
Class B Shares†	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	15.04	10.40	14.23	12.00
Investment Operations:				
Investment (loss)—net	(.22)[b]	(.20)	(.18)	(.06)
Net realized and unrealized gain (loss) on investments	2.22	4.84	(3.48)	2.29
Total from Investment Operations	2.00	4.64	(3.66)	2.23
Distributions:				
Dividends from net realized gain on investments	(.14)	–	(.17)	–
Net asset value, end of period	16.90	15.04	10.40	14.23
Total Return (%)[c]	13.50	44.62	(25.79)	18.58[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.41	2.61	2.44	2.85[e]
Ratio of net expenses to average net assets	1.95	2.00	2.00	2.00[e]
Ratio of net investment (loss) to average net assets	(1.40)	(1.36)	(1.42)	(1.48)[e]
Portfolio Turnover Rate	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	17,329	18,331	14,784	21,094

† *Represents information for Class B shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
a *From October 1, 2001 (commencement of operations) to March 31, 2002.*
b *Based on average shares outstanding at each month end.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
See notes to financial statements.

Class C Shares†	Year Ended March 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	15.05	10.40	14.23	12.00
Investment Operations:				
Investment (loss)−net	(.22)[b]	(.20)	(.18)	(.06)
Net realized and unrealized gain (loss) on investments	2.21	4.85	(3.48)	2.29
Total from Investment Operations	1.99	4.65	(3.66)	2.23
Distributions:				
Dividends from net realized gain on investments	(.14)	−	(.17)	−
Net asset value, end of period	16.90	15.05	10.40	14.23
Total Return (%)[c]	13.42	44.71	(25.79)	18.58[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.41	2.61	2.44	2.85[e]
Ratio of net expenses to average net assets	1.95	2.00	2.00	2.00[e]
Ratio of net investment (loss) to average net assets	(1.46)	(1.36)	(1.42)	(1.43)[e]
Portfolio Turnover Rate	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	11,398	13,483	11,638	16,412

† Represents information for Class C shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.
[a] From October 1, 2001 (commencement of operations) to March 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class R Shares[†]	Year Ended March 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	15.41	10.56	14.30	12.00
Investment Operations:				
Investment (loss)−net	(.08)[b]	(.06)	(.08)	(.02)
Net realized and unrealized				
gain (loss) on investments	2.29	4.91	(3.49)	2.32
Total from Investment Operations	2.21	4.85	(3.57)	2.30
Distributions:				
Dividends from net realized				
gain on investments	(.14)	−	(.17)	−
Net asset value, end of period	17.48	15.41	10.56	14.30
Total Return (%)	14.54	45.93	(25.03)	19.17[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses				
to average net assets	1.44	1.61	1.44	1.85[d]
Ratio of net expenses				
to average net assets	.99	1.00	1.00	1.00[d]
Ratio of net investment (loss)				
to average net assets	(.51)	(.36)	(.45)	(.40)[d]
Portfolio Turnover Rate	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	401	706	758	2,522

[†] *Represents information for Class Y shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
[a] *From October 1, 2001 (commencement of operations) to March 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

	Year Ended March 31,			
Class T Shares†	2005	2004	2003	2002ª
Per Share Data ($):				
Net asset value, beginning of period	15.28	10.49	14.27	12.00
Investment Operations:				
Investment (loss)−net	(.15)ᵇ	(.14)	(.12)	(.04)
Net realized and unrealized gain (loss) on investments	2.27	4.93	(3.49)	2.31
Total from Investment Operations	2.12	4.79	(3.61)	2.27
Distributions:				
Dividends from net realized gain on investments	(.14)	−	(.17)	−
Net asset value, end of period	17.26	15.28	10.49	14.27
Total Return (%)ᶜ	14.14	45.66	(25.36)	18.92ᵈ
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.94	2.11	1.94	2.35ᵉ
Ratio of net expenses to average net assets	1.42	1.50	1.50	1.50ᵉ
Ratio of net investment (loss) to average net assets	(.94)	(.86)	(.92)	(.90)ᵉ
Portfolio Turnover Rate	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	17,751	22,710	20,521	30,004

† Represents information for Class A shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.

ª From October 1, 2001 (commencement of operations) to March 31, 2002.

ᵇ Based on average shares outstanding at each month end.

ᶜ Exclusive of sales charge.

ᵈ Not annualized.

ᵉ Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier S&P STARS Opportunities Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks to provide long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board and shareholders of Bear Stearns S&P STARS Opportunities Portfolio ("S&P STARS Opportunities Portfolio"), a series of The Bear Stearns Funds, all of the assets, subject to the liabilities, of S&P STARS Opportunities Portfolio, were transferred to the fund in exchange for shares of beneficial interest of the fund's Class B, Class C, Class R and Class T shares of equal value on the close of business on April 30, 2004. Holders of Class A shares of S&P STARS Portfolio received Class T shares of the fund, holders of Class B shares of S&P STARS Opportunities Portfolio received Class B shares of the fund, holders of Class C shares of S&P STARS Opportunities Portfolio received Class C shares of the fund and holders of Class Y shares of S&P STARS Opportunities Portfolio received Class R shares of the fund, in each case in an amount equal to the aggregate net asset value of their investment in S&P STARS Opportunities Portfolio at the time of the exchange. On the date of the exchange, the fund created Class A. The net asset value of the fund's shares on the close of business April 30, 2004, after the reorganization, was $14.16 per share for Class B shares, $14.16 per share for Class C shares, $14.53 per share for Class R shares and $14.40 per share for Class T shares, and a total of 1,186,009 Class B shares, 811,144 Class C shares, 46,058 Class R shares and 1,427,052 Class T shares, representing net assets of $16,798,327 Class B shares, $11,488,797 Class C shares, $669,239 Class R shares and $20,545,958 Class T shares (including $1,826,938 net unrealized appreciation on investments) were issued to S&P STARS Opportunities Portfolio's shareholders in the exchange. The exchange was a tax-free event to shareholders. S&P STARS Opportunities Portfolio was the accounting survivor in the reorganization and as such, the financial statements and financial highlights reflect the financial information of S&P STARS Opportunities Portfolio through April 30, 2004.

Prior to April 30, 2004, Bear Stearns Asset Management ("BSAM") served as investment advisor, Bear Stearns Funds Management Inc. ("BSFM") served as administator and Bear, Stearns & Co. Inc ("Bear Stearns") served as distributor to S&P STARS Opportunities Portfolio. BSAM, BSFM and Bear Stearns are each wholly-owned subsidiaries of The Bear Stearns Companies, Inc.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $933,571 and unrealized appreciation $12,380,799.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were as follows: long-term capital gains $495,190 and $0, respectively.

During the period ended March 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $592,458, increased accumulated net realized gain (loss) on investments by $1,112 and decreased paid-in capital by $593,570. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended March 31, 2005 was approximately $2,200, with a related weighted average annualized interest rate of 2.26%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .70 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, Class C, Class R and Class T shares for the two-year period ending May 1, 2006, to the extent that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. During the period from April 1, 2004 through April 30, 2004, BSAM received a fee at an annual rate of .75 of 1% of the value of S&P STARS Opportunities Portfolio's average daily net assets. BSAM had also agreed to limit total operating expenses to certain maximum levels as a percent of average daily net assets. The management fees earned and expense reductions undertaken for the period ended March 31, 2005 were as follows:

	Management Fee ($)	Expense Reductions ($)
Dreyfus	302,008	202,680
BSAM	33,192	27,706
Total	**335,200**	**230,386**

BSFM served as administrator to S&P STARS Opportunities Portfolio pursuant to an Administration Agreement. BSFM received from S&P STARS Portfolio a monthly fee equal to an annual rate of 0.15% of the average daily net assets up to $1 billion, 0.12% of the next $1 billion, 0.10% of the next $3 billion and 0.08% of the average daily net assets above $5 billion. The administration fee amounted to $8,612 for the period ended April 30, 2004. This agreement was terminated as of the close of business on April 30, 2004, due to the reorganization.

The fund has agreed to pay a license fee at the annual rate of .15 of 1% of the value of the fund's average daily net assets for the use of certain of Standard & Poor's proprietary tradenames and trademarks.

During the period ended March 31, 2005, the Distributor retained $610 and $1,307 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $71,033 and $4,471 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively. During the period ended March 31, 2005, Bear Stearns retained $3,137 from commissions and $54,557 from contingent deferred sales charges.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Under the prior distribution plan with Bear Stearns, Class B, Class C and Class T shares were subject to a distribution fee of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. Distribution plan fees for the period ended March 31, 2005 were as follows:

	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	115,037	76,874	42,553
Bear Stearns	11,058	7,881	4,567
Total	**126,095**	**84,755**	**47,120**

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. Under the prior shareholder services plan with Bear Stearns, Class B, Class C and Class T shares were subject to a shareholder services plan fee of up to .25 of 1% of the value of the average daily net assets of such class. Shareholder services plan fees for the period ended March 31, 2005 were as follows:

	Class A ($)	Class B ($)	Class C ($)	Class T ($)
Dreyfus Service Corporation	348	38,346	25,624	42,553
Bear Stearns	–	3,686	2,627	4,567
Total	**348**	**42,032**	**28,251**	**47,120**

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $78,850 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. Prior to April 30, 2004, Custodial Trust Company ("CTC"), a wholly owned subsidiary of The Bear Stearns Companies, Inc., served as custodian to S&P STARS Opportunities Portfolio. Custody fees charged for the period ended March 31, 2005 were $3,290.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees

$47,678, Rule 12b-1 distribution plan fees $22,313, shareholder services plan fees $10,080, custodian fees $804 and transfer agency per account fees $11,036.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) During the period ended March 31, 2005, the fund incurred total brokerage commissions of $185,641, of which $440 was paid to Harborside Plus Inc., a wholly-owned subsidiary of Mellon Financial and $12,790 was paid to Bear Stearns.

(f) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities, during the period ended March 31, 2005:

	Purchases ($)	Sales ($)
Long transactions	31,205,876	46,382,090
Short sale transactions	396,464	502,501
Total	**31,602,340**	**46,884,591**

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily a segregated account with a broker or custodian, of permissible liquid assets sufficient to cover its short position. Securities sold short at March 31, 2005, and their related market values and proceeds are set forth in the Statement of Securities Sold Short.

At March 31, 2005, the cost of investments for federal income tax purposes was $36,563,737; accordingly, accumulated net unrealized appreciation on investments was $12,425,864, consisting of $12,694,685 gross unrealized appreciation and $268,821 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier S&P STARS Opportunities Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier S&P STARS Opportunities Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2005 and the related statements of operations and changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended March 31, 2004 and financial highlights for each of the three years in the period then ended were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of March 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier S&P STARS Opportunities Fund at March 31, 2005, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
May 16, 2005

IMPORTANT TAX INFORMATION <small>(Unaudited)</small>

For federal tax purposes the fund hereby designates $.1440 per share as a long-term capital gain distribution paid on April 29, 2004.

At a meeting of the Board of Trustees held on March 14, 2005, the Board considered the re-approval for another one-year term of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper averages, and discussed the results of the comparisons. The Board members noted that the Manager assumed management of the fund on May 1, 2004, after all of the assets of a predecessor fund were transferred to the fund in a tax-free reorganization. The Board members noted that the fund's performance ranked as measured by total return was below the comparison group average and above the Lipper category average for the one-year period ended January 31, 2005. The Board members also discussed the fund's management fee and expense ratio, noting that the fund's management fee was lower than a majority of the funds in the comparison group, and that the fund's Class A expense ratio was higher than that of the fund's comparison group and Lipper category averages due largely to the small amount of assets in Class A shares. The Board members noted that the Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T for the two-year period ending May 1, 2006, so that the annual operating expenses of each such class (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.00%.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of each Similar Account and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

———————————

David P. Feldman (65)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

———————————

Ehud Houminer (64)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Gloria Messinger (75)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 25

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T. John Szarkowski (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 25

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Anne Wexler (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

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Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since June 2003.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since June 2003.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since June 2003.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since June 2003.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Secretary since June 2003.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since June 2003.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since June 2003.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since June 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 104 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since September 1982.

ROBERT ROBOL, Assistant Treasurer since June 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since June 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 109 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since June 2003.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since June 2003.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since June 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
S&P STARS
Opportunities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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